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BIOVAIL CORPORATION
2002 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

(Please see also Biovail Corporation's 2002 Annual Report containing
Consolidated Financial Statements and Management's Discussion and Analysis
prepared in accordance with U.S. generally accepted accounting principles.)

BIOVAIL CORPORATION
2002 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

TABLE OF CONTENTS

        All dollar amounts in this report are in U.S. dollars unless otherwise stated.

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

        The following words and logos are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

BIOVAIL CORPORATION

2002 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

        THE PAST YEAR HAS BEEN PERHAPS THE MOST EXCITING AND EXCEPTIONAL YEAR IN THE HISTORY OF BIOVAIL. IT WAS A YEAR MARKED NOT ONLY BY CONTINUED GROWTH IN BOTH SALES AND REVENUE, BUT ALSO BY A NUMBER OF SIGNIFICANT ACHIEVEMENTS AND MILESTONES THAT WILL POSITIVELY IMPACT BIOVAIL'S GROWTH AND PROSPERITY IN THE COMING YEAR AND THE FORESEEABLE FUTURE.

        During 2002 and the latter half of 2001, Biovail effectively completed its transition from a research and development and manufacturing based organization to a fully integrated international pharmaceutical company. This was achieved through a number of key strategic initiatives.

A NORTH AMERICAN SALES NETWORK

        One of the most significant strategic activities in 2002 was the continued expansion of our North American sales operation. Through aggressive recruitment and intensive training in our sales and marketing divisions in Canada and the United States, Biovail has been able to establish an extensive network of effective and motivated sales professionals across the continent. To date, Biovail has over 600 sales and marketing professionals in the U.S. and 100 in Canada.

        Biovail's sales presence in the United States was further bolstered in late 2002 through a strategic alliance with Reliant Pharmaceuticals. These additional 250 sales professionals are co-promoting a number of Biovail's key cardiovascular products, including Teveten HCT and Cardizem LA.

        The approval of Cardizem LA for the treatment of hypertension, received in the first quarter of 2003, marks a major milestone for Biovail. In addition to being the first Biovail-developed product launched by our own U.S. sales organization, Cardizem LA represents a clinical breakthrough. It is the first once-daily graded diltiazem product specifically formulated to provide maximum protection in the early morning hours when the risk of adverse cardiac events is highest. Cardizem LA is a significant entry into the $13.5 billion U.S. hypertension market.

NEW PRODUCTS

        New product development remains a priority. We continued to build our pipeline in 2002 through ongoing research and development activities as well as acquisitions and strategic partnerships.

        The acquisition of U.S. marketing rights to Teveten and Teveten HCT from Solvay Pharmaceuticals early in the year bolstered Biovail's cardiovascular portfolio. Teveten and Teveten HCT are medications for the treatment of hypertension and complement Biovail's cardiovascular product line. Through the promotion of Teveten, Biovail's sales force was able to establish relationships with key physicians throughout the United States. Teveten monthly prescriptions grew in excess of 90% in 2002 after re-launching the product in June 2002 and effectively supporting our sales efforts with a marketing and brand awareness campaign.

        Biovail's cardiovascular portfolio was further enhanced in May through the acquisition of U.S. rights to the leading antihypertensive medications, Vasotec® and Vaseretic, from Merck & Company. Together, sales of Vasotec and Vaseretic in the United States in 2002 exceeded $95 million. Opportunities to further develop these well-respected products alone, or in combination therapy with Cardizem, will provide additional leverage to Biovail's cardiovascular sales force.

STRATEGIC PARTNERSHIPS

        Our agreement with the leading drug delivery company, Ethypharm, opens up a number of exciting new product opportunities. Under the terms of the agreement, we have acquired the rights to commercialize six promising Ethypharm products. These include a novel dosage format of '5 fluouracil', a modified release medication for the treatment of gliblastoma, an aggressive form of brain cancer. Phase III clinical trials of this product are expected to begin in 2004. Also included in the agreement are five other controlled-release products, including oral antivirals and treatments for pain.

        The Ethypharm agreement allows Biovail to take advantage of synergies between its own controlled-release technology platforms and those of Ethypharm to develop advanced products in a number of important therapeutic categories, and provides Biovail with a point of entry into the European research and development community for sourcing promising new chemical entities.

        In the first half of 2002, Biovail licensed the rights to manufacture and market a new once-daily formulation of metformin HCl for the treatment of Type II diabetes in North America. Currently undergoing Phase III clinical trails by its developer, DepoMed Inc., the new metformin GR utilizes an advanced gastro-retention (GR) delivery technology. On approval, anticipated in 2004, metformin GR will compete in the $2.2 billion metformin market — a market expected to grow significantly as an estimated 800,000 new cases of diabetes continue to be diagnosed in the U.S. each year.

        During 2002, our marketing partner, GlaxoSmithKline (GSK), filed a new drug application with the U.S. Food and Drug Administration for a once-daily version of bupropion, Wellbutrin XL. Biovail developed this once-daily formulation and licensed the marketing rights to GSK for promotion worldwide, with the exception of Canada. Through this agreement, Biovail will manufacture and supply Wellbutrin XL to GSK for a significant share of this product's sales. The launch of Wellbutrin XL is expected in the second half of 2003. GSK and Biovail anticipate that this once-daily version will offer more convenient dosing and significant clinical advantages over the twice-daily version — Wellbutrin SR — currently marketed by GSK, which had sales in excess of $1.5 billion in 2002.

        We also expanded our relationship with GSK by acquiring Canadian marketing rights to the antidepressant Wellbutrin SR and the smoking cessation product Zyban. The combined sales of these two products in Canada exceeded $30 million in 2002 and are expected to grow over the next five years. In addition, the agreement provides Biovail with an opportunity to market the highly promising once-daily Wellbutrin XL in Canada upon its approval. This will bolster our Canadian sales and marketing division's portfolio of products for the $450 million Canadian antidepressant market.

BUILDING THE PIPELINE

        On the research and development side, our drug delivery technology and product pipeline was considerably strengthened by the fourth quarter acquisition of the Pharma Pass companies. This acquisition provides Biovail with a new novel advanced drug delivery platform, Zero Order Release System (ZORS), as well as an oral colonic drug delivery technology. As part of this transaction, Biovail also acquires a number of New Drug Application (NDA) products currently under development. These include enhanced absorption formulations of fenofibrate (Tricor) for the treatment of high cholesterol and the antidepressant medication, venlafaxine (Effexor). Currently, brand name versions of these two drugs represent over $2 billion in annual sales. We anticipate that improvements in the absorption and delivery of these two compounds will enhance their efficacy and provide significant marketing opportunities for Biovail or a partner.

        Also as part of this agreement, Biovail acquires an immediate interest in a recently launched omeprazole product. This bio-equivalent version of the market leading ulcer medication Prilosec is the only formulation ruled not to infringe on the originator's patent.

DEFINING OUR STRATEGY

        Each of the initiatives mentioned above and milestones achieved during 2002 are in keeping with Biovail's stated strategy, which, in turn, outlines the mechanisms by which we will sustain our future growth in the short-, mid- and long-term.

        Biovail is committed to the ongoing development and commercialization of superior, enhanced drug delivery medications with strong market potential in the cardiovascular, central nervous system, pain management and niche therapeutic categories.

        By applying drug delivery technologies, we strive to create better medications. This might mean medications that are easier or more convenient for patients to take, medications that work faster, drugs with a lower incidence of adverse side effects or medications that provide clinical advantages for patients. When we are successful in this process, we have created not just better medications but competitive advantages for Biovail.

        We intend to complement our internal development process through the addition of leading drug delivery technologies or promising products within our target therapeutic categories. We also aim to broaden our in-market portfolio of products and capitalize on well-established medications that have good brand equity and a solid existing prescription base. Our acquisition strategy seeks to capitalize on opportunities within the global pharmaceutical industry that fulfill our clinical and business criteria.

        Due to our fully integrated infrastructure, we have the option to market our products directly though our extensive sales and marketing divisions, Biovail Pharmaceuticals Inc. in the U.S. and Biovail Pharmaceuticals Canada, as well as through strategic marketing partnerships and licensing agreements with third party organizations such as GSK. In addition, we have the opportunity to sell select products in key world markets through marketing partners.

        To add to the flow of promising products in the mid and long terms, Biovail Ventures, our early stage business development group, continues to explore product and technology opportunities within the core areas of cardiovascular, CNS and pain management, as well as other therapeutic categories that exhibit significant market potential and offer synergies with Biovail's products and technology platforms. These include endocrine/metabolic disorders, gastrointestinal disorders, oncology, immune system disorders, antiviral medicine and geriatric medicine, among others.

        In 2002, we undertook a series of initiatives to ensure our company met or exceeded the corporate governance standards required in today's business environment. In fact, Biovail has long been a proponent of strict corporate governance and had initiated a number of standards before current regulations were invoked. Biovail is fully compliant with NYSE, TSX and SEC rules and regulations and the applicable provisions of the Sarbanes-Oxley Act of 2002 in the U.S., as well as the pending corresponding legislation in Canada. This includes CEO and CFO certification of financial information. Biovail has adopted a Charter for the Board of Directors and Executive Committee and a detailed Code of Business Conduct. In addition, Biovail has integrated a Manual of Corporate Governance that has been reviewed and approved by an independent law firm.

RECORD FINANCIAL RESULTS

        From a financial standpoint, 2002 was a record year for Biovail. Total revenues for the year ended December 31, 2002 were $788 million, reflecting an increase of $204.7 million or 35% over the previous year. Net income attributable to common shareholders for 2002 was $207.6 million compared to net income attributable to common shareholders of $85.6 million for 2001. Excluding certain items, net income attributable to common shareholders for full year 2002 increased 67% to $239.5 million versus full year 2001 net income attributable to common shareholders of $143.8 million. Diluted earnings per share for full year 2002 were $1.29 versus full year 2001 diluted earnings per share of $0.57. Excluding certain items, full year 2002 diluted earnings per share increased 57% to $1.49 versus $0.95 diluted earnings per share for 2001.

AN EXCELLENT OUTLOOK

        The outlook for 2003 and beyond is excellent, as Biovail will continue to progress in a number of key areas. This year will see the launch of two of the most significant products in this company's history to date. The U.S. launch of Cardizem LA provides Biovail with a truly innovative, clinically supported product that could have a significant impact in the treatment of hypertension. Similarly, the introduction of the Biovail-GSK developed once-daily antidepressant Wellbutrin XL, expected in the second half of 2003, is highly anticipated. These are just two of the exciting products expected to be commercialized in 2003.

        The introduction of new products developed in-house or in-licensed from strategic partners will allow our U.S. and Canadian sales operations to further leverage an already strong portfolio and allow for continued sales growth.

        These and other initiatives will be supported by a framework of controlled and strategic growth as Biovail pursues emerging opportunities in the pharmaceutical marketplace.

        Reflecting on the achievements of 2002, and looking ahead with anticipation to 2003, I would like to express my appreciation, on behalf of the Board, for the continuing dedication and hard work of Biovail's employees, and acknowledge the confidence and support of shareholders.

Eugene Melnyk
Chairman of the Board
Chief Executive Officer

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with the audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP.

PROFILE

        We are a full-service pharmaceutical company, engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas.

        Our primary business strategy is to support the commercialization of our product development pipeline by expanding our sales and marketing presence in the United States and Canada. We intend to complement our product pipeline by acquiring established pharmaceutical products, in-licensing products in early stages of development and entering into product development collaborations with third parties.

        We have research and development, clinical testing, manufacturing, sales and marketing operations in the United States, Canada, Barbados and Puerto Rico, and a research facility in Ireland.

OVERVIEW

        We continue to make significant progress in terms of product approvals. In February 2003, we received U.S. Food and Drug Administration ("FDA") approval for Cardizem® LA, a graded extended-release formulation of diltiazem hydrochloride ("HCl"), for the treatment of hypertension. We launched Cardizem® LA in April 2003 in collaboration with our co-promotion partner, Reliant Pharmaceuticals LLC ("Reliant"). Reliant brings additional experienced sales representatives to the marketing of Cardizem® LA, as well as our Zovirax, Teveten®, Cedax and Rondec products. We also received FDA approval for Zovirax Cream in January 2003 and for Teveten® HCT in February 2003. During 2002, we received tentative FDA approval for a FlashDose® formulation of zolpidem for the treatment of insomnia. In the United States, zolpidem is sold under the brand name Ambien. In August 2002, GlaxoSmithKline plc ("GSK") filed a New Drug Application ("NDA") for our once-daily formulation of bupropion HCl, for the treatment of depression. GSK has applied for the trade name Wellbutrin XL. In 2001, we licensed our once-daily formulation of bupropion HCl to GSK and have been collaborating with them to seek regulatory approval of Wellbutrin XL. When, and if, FDA approval is received, we will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of the product.

        We also continue to pursue strategic business acquisitions and investments. During 2002, we extended our marketing agreement with GSK for Zovirax Ointment and Zovirax Cream from ten years to twenty years and we acquired the Canadian rights to GSK's Wellbutrin® SR and Zyban®, as well as the right to market our once-daily formulation of bupropion HCl under the Wellbutrin® XL trade name in Canada when, and if, regulatory approval is received. We also acquired the rights to Vasotec®, Vaseretic®, Teveten® and Teveten® HCT in the United States. We have begun development programs that will allow us to further exploit these brands. In December 2002, we acquired three private development companies — Pharma Pass LLC, Pharma Pass S.A. (collectively, "Pharma Pass") and Pharmaceutical Technologies Corporation ("Pharma Tech"). We believe that the products and technologies we acquired through these acquisitions will create substantial value for us in the future. During 2002, we made minority equity investments in Ethypharm S.A. ("Ethypharm") and DepoMed, Inc. ("DepoMed") and we obtained the rights to market a number of products under development by these companies.

CHANGES IN ACCOUNTING POLICIES

        We have adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which we adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets, together with the related future tax liability of $2.4 million, to goodwill and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. Our results for 2001 and 2000 included $6.4 million ($0.04 basic and diluted earnings per share) and $2.3 million ($0.02 basic earnings per share and $0.01 diluted earnings per share), respectively, of goodwill and workforce related amortization, net of tax.

        Effective January 1, 2002, we adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value. We recognize employee stock-based compensation costs under the intrinsic value-based method and we have provided pro forma disclosure of net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on our results of operations, financial position or cash flows.

CRITICAL ACCOUNTING POLICIES

        We prepare our consolidated financial statements in accordance with Canadian GAAP, applied on a consistent basis. Our critical accounting policies relate to the use of estimates, the impact of product returns, recalls, rebates and chargebacks on revenue recognition, the recording of research and development expenses, the useful lives of intangible assets, the evaluation of goodwill, the hedge effectiveness of derivative financial instruments and the realizability of future tax assets.

        In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We review our estimates to ensure that our estimates appropriately reflect changes in our business and new information as it becomes available. Actual results may materially differ from these estimates under different assumptions or conditions. Significant estimates we make include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets and the allocation of the purchase price of acquired assets and businesses. A significant change in these estimates could have a material impact on our results of operations.

        We recognize product sales revenue when the product is shipped to the customer provided that we have not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated product returns, recalls, rebates and chargebacks. These reserves are established in the same period in which the related product sales are recorded and are based on estimates of the proportion of product sales subject to return, recall, rebate or chargeback. A significant change in these estimates could have a material impact on our results of operations.

        We expense research costs in the period in which they are incurred and we expense development costs in the period in which they are incurred unless they meet the criteria for deferral. At December 31, 2002, we had not deferred any development costs. The costs of assets that are purchased from others for a particular research and development project, that have not reached technological feasibility and that have no alternative future use are deferred and amortized over their estimated useful lives ranging from five years to fifteen years. We may pursue product or business acquisitions that could result in the amortization of acquired research and development costs, which could have a material non-cash impact on our results of operations.

        Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid. Our intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight years to twenty years. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations.

        Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. We evaluate goodwill annually for impairment. An impairment of goodwill could have a material impact on our results of operations.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we entered into the derivative contracts, we designated the derivative financial instruments as a hedge of an identified portion of a recognized long-term obligation. A discontinuance of hedge accounting could have a material impact on our results of operations.

        We have recorded a valuation allowance on future tax assets primarily related to operating losses and tax credit carryforwards. We have assumed that these carryforwards are more likely than not to be unrealized based on estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or a change in the outlook for future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

ACQUISITIONS

        In December 2002, we acquired Pharma Pass for $178.7 million. Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including us, in the

United States and Europe. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Pass and us. The acquisition of Pharma Pass resulted in a deferral of acquired research and development costs of $107.2 million related to approximately twenty product development projects that were in various stages of completion but that had not yet received regulatory approval. We obtained interests in certain licensed products including Tricor (fenofibrate) and a participating interest in the gross profit on sales by a third party of a bioequivalent version of Prilosec (omeprazole). We also obtained Pharma Pass's Zero Order Release System, a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule, and its oral Colonic Delivery System, a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon.

        In December 2002, we acquired Pharma Tech for $22.6 million. Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including us, to conduct the contract research and development services. We provided contract research and advisory services consistent with the contractual relationships we had with other third parties. On the completion of the development of our products, we had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Through this acquisition we extinguished any future milestone or royalty obligations that we may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Pharma Tech and us. We had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech. The acquisition of Pharma Tech resulted in a deferral of acquired research and development costs of $17.5 million related to a number of product development projects that were in various stages of completion but that had not yet received FDA approval. We also deferred acquired research and development costs of $43.1 million related to the termination of the development by Pharma Tech of one of its products under development and any royalty obligation we may have had to Pharma Tech based on future sales of the product when, and if, approved by the FDA. We are continuing the development program for this product.

        In December 2002, we acquired from GSK the rights to Wellbutrin® SR and Zyban® in Canada, as well as the rights to market our once-daily formulation of bupropion HCl in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received, for $72.0 million. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation.

        In May 2002, we acquired from Merck & Co., Inc. ("Merck") the rights to Vasotec® and Vaseretic® in the United States for $245.3 million. Vasotec® is a leading angiotensin converting enzyme inhibitor indicated for hypertension and symptomatic congestive heart failure and Vaseretic® is a fixed-dose combination of Vasotec® and a diuretic. We are developing a once-daily formulation of Vasotec® and a fixed-dose combination of Vasotec® with diltiazem HCl to capitalize on the value of the acquired brand name.

        In March 2002, we acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® and Teveten® HCT in the United States for $94.3 million. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications and Teveten® HCT is a combination of Teveten® and a diuretic. We relaunched Teveten® in June 2002 and launched Teveten® HCT in February 2003 following receipt of FDA approval.

        Effective January 1, 2002, we acquired from GSK the exclusive distribution rights to Zovirax Ointment and Zovirax Cream in the United States for $133.4 million. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores. In December 2002, we agreed to pay GSK $40 million to extend the term of the Zovirax agreement from ten years to twenty years. We also agreed to pay GSK an aggregate amount of $45 million, over four years beginning in 2004, to amend several terms of the original Zovirax distribution agreement. We received FDA approval for Zovirax Cream in January 2003 and we intend to launch the product in mid-2003.

        In December 2000, we completed the acquisition of Intelligent Polymers Limited ("Intelligent Polymers") for total consideration of $204.9 million. Intelligent Polymers was formed to fund the development of once-daily, controlled-release branded products for chronic disease states, such as anxiety, depression, pain management and diabetes. Prior to September 29, 2000, we were developing the products on behalf of Intelligent Polymers pursuant to a development and license agreement. The acquisition of Intelligent Polymers resulted in a deferral of acquired research and development costs of $208.4 million. An NDA has been filed by GSK for one of the products under development (bupropion HCl), two other products (tramadol and metformin) are now in Phase III clinical trials, and the development of another product (buspirone) was discontinued in March 2003.

        In December 2000, we acquired the North American rights to Cardizem® from Aventis for total consideration of $409.5 million. Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. We are capitalizing on the competitive advantage of the Cardizem® brand name by attaching it to our improved once-daily graded extended release formulation — Cardizem® LA.

        In October 2000, we acquired DJ Pharma, Inc. ("DJ Pharma"), a pharmaceutical sales and marketing company located in the United States, for total consideration of $165.1 million plus the assumption of $34.2 million of debt. As a result of this acquisition, we obtained the rights to DJ Pharma's portfolio of products, as well as a trained workforce and infrastructure. The acquisition of DJ Pharma was significant to our strategy of becoming a fully integrated pharmaceutical company because, prior to the acquisition of DJ Pharma, we had no direct access to the United States market and were reliant on our marketing partners. The acquisition of DJ Pharma enhanced the value of our product pipeline through the ability to market directly to physicians, and provided an infrastructure on which we are building to meet the marketing needs of our increasing portfolio of products.

RESULTS OF OPERATIONS

        Total revenue was $788.0 million in 2002 compared to $583.3 million in 2001 and $311.5 million in 2000. Total revenue increased by 35% in 2002 compared to 2001 and by 87% in 2001 compared to 2000. Net income attributable to common shareholders was $207.6 million, $85.6 million and $81.2 million in 2002, 2001 and 2000, respectively. Diluted earnings per share were $1.29 in 2002 and $0.57 in both 2001 and 2000.

        We utilize a measure of net income attributable to common shareholders and diluted earnings per share that excludes certain items. This measure is a non-GAAP measure that does not have a standardized meaning and, as such, is not necessarily comparable to similarly titled measures presented by other companies. This measure is provided to assist our investors in assessing our operating performance. We understand that many of our investors prefer to analyze our results based on this measure, as it is consistent with industry practice. The items were excluded because they were considered to be of a non-operational nature in the applicable year. The excluded items are also disclosed to give investors the ability to further analyze our results. Investors should consider this non-GAAP measure in the context of our Canadian GAAP results. The following table reconciles, for each year indicated, our net income attributable to common shareholders in accordance with Canadian GAAP with our net income attributable to common shareholders excluding certain items, and displays our diluted earnings per share and diluted earnings per share excluding certain items.

	Years ended December 31
(In 000s, except per share data)
	2002	2001	2000
Net income attributable to common shareholders	$207,553	$85,553	$81,163

Add certain items
Write-down of assets, net of tax	31,944	48,246	—
Debt conversion premiums	—	10,001	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	—	20,039

Net income attributable to common shareholders excluding certain items	$239,497	$143,800	$101,202

Diluted earnings per share	$1.29	$0.57	$0.57

Diluted earnings per share excluding certain items	$1.49	$0.95	$0.71

        Net income attributable to common shareholders excluding certain items was $239.5 million, $143.8 million and $101.2 million in 2002, 2001 and 2000, respectively. Diluted earnings per share excluding certain items were $1.49, $0.95 and $0.71 in 2002, 2001 and 2000, respectively. Net income attributable to common shareholders excluding certain items and diluted earnings per share excluding certain items increased by 67% and 57%, respectively, for 2002 compared to 2001, and by 42% and 34%, respectively, for 2001 compared to 2000. For 2002, the item excluded was a write-down of assets of $31.9 million primarily related to the write off of the Adalat product rights and corresponding long-term obligation as a result of a settlement reached between the U.S. Federal Trade Commission ("FTC"), Elan Corporation, plc ("Elan") and us regarding the introduction of bioequivalent versions of Adalat CC. For 2001, the items excluded consist of a write-down of assets of $48.2 million, net of tax of $32.2 million, primarily related to the Keftab and Dura-Vent product rights and debt conversion premiums of $10.0 million related to the surrender and redemption of our 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"). For 2000, the item excluded was a premium of $20.0 million paid to extinguish our 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes").

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, and the co-promotion of pharmaceutical products, as well as from royalties and license fees. Product sales include sales of products developed and manufactured by us for distribution by our licensees and direct marketing to physicians in the United States and Canada of proprietary and in-licensed products. Research and development revenue relates to product development activity in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are earned on sales of co-promoted products developed by other companies. Royalties primarily arise on sales of the products we developed or acquired and from our interests in certain licensed products of Pharma Pass. License fees are derived from the license of our technologies or product rights.

        The following table displays, for each year indicated, the percentage of each source of revenue to total revenue, and the percentage change in the dollar amount of each source and the total as compared to the prior year. Revenue for 2001 and 2000 reflects the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in 2002.

							Percentage Change
	Years ended December 31
(In 000s)							2001 to 2002	2000 to 2001
	2002		2001		2000
Product sales	645,986	82%	521,154	89%	217,004	70%	24%	140%
Research and development	28,425	4	14,596	3	69,121	22	95	(79)
Co-promotion, royalty and licensing	113,614	14	47,513	8	25,332	8	139	88

	788,025	100%	583,263	100%	311,457	100%	35	87

Product sales

        Product sales were $646.0 million in 2002 compared to $521.2 million in 2001 and $217.0 million in 2000. Product sales comprised 82% of total revenue in 2002 compared to 89% in 2001 and 70% in 2000. The following table displays the approximate percentage of each product category to total product sales.

Product category	2002	2001	2000
Tiazac®	15%	20%	40%
Cardizem®	25	35	—
Bioequivalent	30	30	40
All other	30	15	20

	100%	100%	100%

        In August 2002, we received final approval by the FDA for our 90mg bioequivalent version of Adalat CC (once-daily nifedipine). Our marketing partner, Teva Pharmaceuticals USA, Inc., immediately launched this product in the United States.

        Product sales increased by 24% in 2002 compared to 2001 mainly due to the continuing strong performance of Tiazac® and Cardizem®, combined with the contribution from Zovirax Ointment, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC.

        Product sales increased by 140% in 2001 compared to 2000 mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Product sales growth also came from a higher contribution from bioequivalent products, reflecting the 2001 launch of our 30mg bioequivalent version of Procardia XL and the late 2000 launches of our 60mg bioequivalent versions of Procardia XL and Adalat CC.

        Our product sales and gross margins for 2002 and 2001 were adversely impacted by lost sales and costs associated with the voluntary recall of Keftab tablets, which was initiated by Eli Lilly & Company ("Lilly") in March 2001 because of undefined problems Lilly had with the product's stability. Lilly manufactured and supplied the product to us for marketing in the United States. In March 2003, we successfully settled our legal action against Lilly regarding the recall of Keftab.

        We expect our product sales to increase in 2003 compared to 2002 due to the contribution from the products we acquired in 2002, the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003 and the anticipated launch of Wellbutrin XL in the second half of 2003 when, and if, approved by the FDA.

Research and development

        Research and development activities generated revenue of $28.4 million in 2002 compared to $14.6 million in 2001 and $69.1 million in 2000. Research and development activities comprised 4% of total revenue in 2002 compared to 3% in 2001 and 22% in 2000.

        In the ordinary course of business we enter into research and development collaborations with third parties whereby we provide contract research, formulation development and other services to those third parties. We are typically compensated through a combination of fees for service, milestone payments, royalties from future sales of the products and/or co-promotion revenue.

        Research and development revenue increased by 95% in 2002 compared to 2001 mainly due to the inclusion of revenue associated with the development of Wellbutrin XL in collaboration with GSK. During 2002, we completed the development of Wellbutrin XL, resulting in GSK's filing of an NDA for the product in August 2002.

        Research and development revenue declined by 78% in 2001 compared to 2000, as we did not earn any revenue from Intelligent Polymers after September 29, 2000. We earned revenue of $55.2 million from Intelligent Polymers for the period ended September 29, 2000.

        In the years presented, our remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

        In 2003, we expect research and development revenue to decline compared to 2002 mainly due to the completion of the development of Wellbutrin XL.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $113.6 million, $47.5 million and $25.3 million in 2002, 2001 and 2000, respectively. Co-promotion, royalty and licensing revenue comprised 14% of total revenue in 2002 and 8% in both 2001 and 2000.

        Co-promotion, royalty and licensing revenue increased by 139% in 2002 compared to 2001 and by 88% in 2001 compared to 2000. In 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States and the co-promotion of H. Lundbeck A/S' Celexa in Canada. During 2002, we received four quarterly increments of $10 million each under the Wellbutrin SR co-promotion agreement with GSK. We earned the last quarterly increment of $10 million in the first quarter of 2003. The receipt of each of the quarterly increments was dependent on our performing prescribed detailing activity during each quarter and the amount was determined based on a percentage of net sales of Wellbutrin SR in the United States during each quarter. In 2001 and 2000, co-promotion revenue was related entirely to the co-promotion of Celexa.

        Royalty revenue increased in 2002 compared to 2001 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec. Royalty revenue increased in 2001 compared to 2000 due to higher Tiazac® sales by our marketing partner, Forest Laboratories Inc., and the inclusion of a royalty associated with sales of bioequivalent versions of Cardizem® by third parties.

        We expect the level of co-promotion, royalty and licensing revenue in 2003 to be higher than in 2002 due to the contribution from our interest in the gross profit on sales of a bioequivalent version of Prilosec, partly offset by the loss of revenue following the conclusion of our co-promotion of Wellbutrin SR in the United States.

OPERATING EXPENSES

        The following table displays, for each year indicated, the percentage of each expense item to total revenue, and the percentage change in the dollar amount of each item and the total as compared to the prior year. Prior to 2001, we included amortization expense as a component of cost of goods sold, research and development expenses and selling, general and administrative expenses. In 2001, amortization increased substantially due to the additions made to intangible assets and acquisitions of businesses and consequently we decided to present amortization as an individual line item within operating expenses. Operating expenses for 2000 reflect the reclassification of amortization to conform to the presentation adopted in 2001.

							Percentage Change
	Years ended December 31
(In 000s)							2001 to 2002	2000 to 2001
	2002		2001		2000
Cost of goods sold	164,706	21%	125,995	21%	67,980	22%	31%	85%
Research and development	52,150	7	51,017	9	51,709	17	2	(1)
Selling, general and administrative	165,697	21	111,362	19	59,317	19	49	88
Amortization	125,849	16	98,097	17	16,228	5	28	504

	508,402	65%	386,471	66%	195,234	63%	32	98

Cost of goods sold and gross margins

        Cost of goods sold was $164.7 million in 2002 compared to $126.0 million in 2001 and $68.0 million in 2000. Cost of goods sold includes royalties on product sales payable to third party licensors that owned and/or developed the products. Costs of goods sold increased by 31% in 2002 compared to 2001 and by 85% in 2001 compared to 2000. The year over year increases in cost of goods sold were the result of increased sales volumes from new product launches and product acquisitions, and higher sales levels of certain existing products.

        Gross margins based on product sales were 75%, 76% and 69% in 2002, 2001 and 2000, respectively. Gross margins are impacted year to year by sales volumes, pricing, product mix, and manufacturing volumes. The gross margin in 2002 was affected by a lower proportion of higher margin Cardizem® sales in the overall product mix and the additions of Zovirax Ointment and Teveten® sales, which had lower margins relative to other of our products, offset by the inclusion of Vasotec® and Vaseretic® sales, which generated higher margins relative to other of our products. The increase in gross margin in 2001 compared to 2000 reflected the impact of the higher margin earned on Cardizem® relative to other of our products.

        We expect gross margins on product sales in 2003 to be comparable to 2002.

Research and development

        Research and development expenses were $52.2 million in 2002 compared to $51.0 million in 2001 and $51.7 million in 2000. As a percentage of total revenue, research and development costs declined to 7% in 2002 compared to 9% in 2001 and 17% in 2000.

        In the ordinary course of business, we enter into research and development collaborations with third parties to provide formulation and other services for our products under development. These collaborations target our therapeutic areas of focus — cardiovascular (including Type II diabetes), central nervous system, pain management and niche opportunities. These third party developers are typically compensated through a combination of fees for service, milestone payments and/or royalty payments from future sales of the products under development. The developers may utilize their own technology and, in other cases, we will allow access to our technology for the formulation and development of the products. In some cases, we have an ownership interest or an option to take an ownership position in the developer. In no case are we responsible for any of the developers' third party liabilities, nor have we guaranteed any debts, nor are we required under any circumstances to exercise any of our options.

        Research and development expenses reflect direct spending on the development of branded and bioequivalent products utilizing advanced oral drug delivery technologies. We completed a Phase III clinical trial to support the submission of a supplemental NDA for an angina indication for Cardizem® LA. The results of this clinical trial were favourable and we expect to file the supplemental NDA for Cardizem® LA in mid-2003. In addition, we have completed, or are in the process of completing, a number of comparative Phase IV studies involving Cardizem® LA. We are developing a once-daily formulation of Vasotec® and we are also working on a fixed-dose combination of Vasotec® with diltiazem HCl. Two ongoing Phase III trials are progressing to support an NDA submission for our once-daily formulation of tramadol, for the signs and symptoms of osteoarthritis. We expect to file an NDA for tramadol in the second half of 2003. One Phase III clinical trial has been successfully completed on our once-daily formulation of metformin, for the treatment of Type II diabetes, through a collaborative effort with DepoMed, and a second Phase III clinical trial is in progress. We expect to file an NDA for metformin in the first half of 2004. We have evaluated the results of a Phase III clinical trial involving buspirone, for the treatment of depression, and have decided to discontinue the development of this product in light of the unsatisfactory results from this trial.

        A number of other research and development activities are ongoing, including feasibility studies, formulation development and optimization, formulation scale-up and clinical studies. We are also working on the development of enhanced formulations of a number of disclosed compounds (fenofibrate, simvastatin, paroxetine, venlafaxine, sumatriptan and acyclovir), as well as a number of undisclosed compounds.

        We expect research and development expenses to increase significantly in 2003 compared to 2002 due to an expected increase in clinical activity.

Selling, general and administrative

        Selling, general and administrative expenses were $165.7 million, $111.4 million and $59.3 million in 2002, 2001 and 2000, respectively. Selling, general and administrative expenses were 21% of total revenue in 2002 compared to 19% in both 2001 and 2000.

        During 2002, our sales capability in the United States was significantly increased. Our U.S. sales organization more than doubled in size as we added sales and marketing management and regional and district sales management and hired over 200 sales representatives across the country. We devoted considerable attention and resources to increasing our sales force capabilities by adhering to specific selection criteria during the hiring process and by locating new sales representatives in territories with high prescribing physicians. In addition, in November 2002 we entered into a co-promotion agreement with Reliant. Reliant's sales force has experience detailing cardiovascular products across the United States, has established relationships with high prescribing physicians and will be working in tandem with our existing sales force. We benefited from this approach to building our sales organization when we relaunched Teveten® in June 2002. After promoting Teveten® for six months, in collaboration with Reliant for the final three months of 2002, we saw December prescriptions increase substantially over June prescription levels.

        Selling, general and administrative expenses increased by 49% in 2002 compared to 2001 mainly due to the expansion of our sales organization in the United States and the incremental sales and marketing costs associated with Zovirax Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR in the United States. We recorded Teveten® sales and marketing costs net of a related marketing allowance of $10 million paid by Solvay in 2002. In addition, we have expensed a portion of the costs associated with the development of the Cardizem® LA promotional program. In 2002, selling, general and administrative expenses also include fees payable to Reliant related to the co-promotion of Teveten® and Cedax during the fourth quarter of 2002.

        Selling, general and administrative expenses increased by 88% in 2001 compared to 2000, mainly due to the inclusion of our U.S. sales organization in our results for a full year. In addition, with the acquisition of Cardizem® the level of sales and marketing activity increased in both the United States and Canada.

        We expect selling, general and administrative expenses to increase as a percentage of total revenue in 2003 compared to 2002 due to the costs associated with the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during 2003.

Amortization

        Amortization expense was $125.8 million, $98.1 million and $16.2 million in 2002, 2001 and 2000, respectively. Amortization expense was 16% of total revenue in 2002 compared to 17% in 2001 and 5% in 2000.

        The increase in amortization expense in 2002 compared to 2001 reflected the incremental amortization associated with the acquisitions of the rights to Zovirax, Teveten®, Vasotec® and Vaseretic®, and Wellbutrin® and Zyban® in Canada, as well as the amortization of our interest in the gross profit on sales of a bioequivalent version of Prilosec. In 2002, amortization expense was reduced by the elimination of goodwill and workforce related amortization as a result of the adoption of CICA Handbook Section 3062.

        The increase in amortization expense between 2001 and 2000 reflected the amortization of acquired research and development associated with the acquisition of Intelligent Polymers, the amortization of product rights and goodwill associated with the acquisition of DJ Pharma and the amortization of the Cardizem® brand name.

        We expect that amortization expense will increase in 2003 compared to 2002 due to a full year of amortization related to the intangible assets acquired during 2002.

Write-down of assets

        In 2002, we recorded a $31.9 million non-cash charge primarily related to the write-down of the following assets:

        As a result of a settlement reached with the FTC regarding the introduction of bioequivalent versions of Adalat CC, we agreed with Elan to terminate our agreements related to the licensing and supply of Elan's 30mg and 60mg bioequivalent versions of Adalat CC. The FTC consent order effectively nullifies our long-term obligation to make minimum license payments to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. We have been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had previously been sold to us. As there has been no meaningful progress in these negotiations, and as we are unable to ascertain the eventual outcome of these negotiations, in December 2002 we determined that we should write off the net book value of the Adalat product rights, net of the corresponding long-term obligation to Elan. We recorded a related non-cash charge of $22.4 million. We are considering whether or not to pursue litigation against Elan to obtain fair compensation for the loss of these products. Elan is required to continue to supply us with its 30mg bioequivalent version of Adalat CC until May 31, 2003.

        In 2002, we also recorded other non-cash asset write-downs of $9.5 million, primarily related to an unrealized holding loss on our investment in DepoMed.

        In 2001, we recorded an $80.5 million non-cash charge related to the write-down of the following assets:

        At December 31, 2001, Lilly had not resolved the manufacturing problems associated with Keftab that arose in March 2001. The supply interruption had resulted in a deterioration of customer awareness of the product, which would have required substantial promotional efforts to restore if the product were to be relaunched. Due to these conditions that existed at December 31, 2001, we determined that the Keftab product right had been permanently impaired and should be written down to its estimated recoverable value of $10 million. We recorded a related non-cash charge of $54.6 million.

        We believed Lilly was responsible for manufacturing and supplying commercially acceptable products to us, as well as for the cost of the recall. In this regard, we commenced a legal action against Lilly in which we were seeking damages as a result of Lilly's voluntary recall of Keftab. In March 2003, we settled our legal action with, and received compensation from, Lilly for the recoverable value of the Keftab intangible asset, the cost of the Keftab inventory that was destroyed, the lost margin on sales of Keftab and the expenses incurred with respect to the Keftab recall. In the first quarter of 2003, we recorded an aggregate net recovery from the settlement of the Lilly action, together with the settlement of an unrelated action against Mylan Pharmaceuticals, Inc., of $24.8 million plus interest.

        In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). We immediately stopped shipments of our Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, we experienced supply interruptions resulting from manufacturing issues associated with our remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to us by a third party. These supply interruptions caused our revenues and gross margins for the remaining Dura-Vent products to significantly deteriorate. We evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the remaining net book value should be written off. We recorded a related non-cash charge of $19.0 million.

        In 2001, we also recorded other non-cash asset write-downs of $6.9 million, primarily related to an intangible asset associated with the acquisition of Intelligent Polymers.

OPERATING INCOME

        Operating income was $247.7 million, $116.3 million and $116.2 million in 2002, 2001 and 2000, respectively. Operating income excluding write-down of assets was $279.6 million in 2002 and $196.8 million in 2001. Operating income excluding write-down of assets increased by 42% in 2002 compared to 2001 and by 69% in 2001 compared to 2000. As a percentage of total revenue, operating income excluding write-down of assets was 35% in 2002 compared to 34% in 2001 and 37% in 2000.

        The increase in operating income excluding write-down of assets in 2002 compared to 2001 was mainly due to the additions of Zovirax, Teveten®, Vasotec®, Vaseretic® and our 90mg bioequivalent version of Adalat CC product sales. Also contributing to the increase was the inclusion of Wellbutrin SR co-promotion revenue and our interest in the gross profit on sales of a bioequivalent version of Prilosec, combined with a reduction in research and development expenses as a percentage of total revenue. Operating income excluding write-down of assets was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the expansion of our U.S. sales organization and incremental amortization expense related to additions to intangible assets.

        The increase in operating income excluding write-down of assets in 2001 compared to 2000 was mainly due to the additions of Cardizem® and DJ Pharma's product portfolio. Operating income excluding write-down of assets in 2001 was reduced by an offsetting increase in cost of goods sold and sales and marketing costs, as well as expenses related to the inclusion of our U.S. sales organization and incremental amortization expense related to new products and acquired research and development.

NON-OPERATING ITEMS

Interest income and expense

        Interest income of $3.6 million, $2.7 million and $23.7 million in 2002, 2001 and 2000, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities. Higher interest income in 2000 reflected a larger average investment portfolio following our concurrent offering of common shares and Debentures in March 2000, and prior to our acquisitions of Intelligent Polymers, Cardizem® and DJ Pharma.

        Interest expense was $32.0 million, $21.1 million and $4.6 million in 2002, 2001 and 2000, respectively. In 2002, interest expense was primarily related to our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") issued in March 2002. During 2002, we entered into interest rate swap contracts of aggregate $200 million notional amount, which are designated as a hedge of one-half of our Notes. The contracts involve the receipt of fixed rate amounts in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts or payments relating to the contracts are recorded as an adjustment to interest expense. Interest expense also included interest on advances under our credit facility and the amortization of the discounts on the Adalat and Vasotec® obligations. The non-cash amortization of these discounts amounted to $5.3 million.

        Prior to March 2000, interest expense was primarily related to our Senior Notes. In March 2000, we redeemed our Senior Notes using the proceeds from our concurrent offering of common shares and Debentures and, accordingly, interest expense from this time primarily related to our Debentures until their surrender and redemption during the second half of 2001. In 2001 and 2000, interest on our Debentures was deducted from net income to determine net income attributable to common shareholders. In addition, interest expense in 2001 reflected interest on advances under our credit facility and the amortization of the discounts on the Adalat and Cardizem® obligations. The non-cash amortization of these discounts amounted to $11.0 million.

Premium paid on early extinguishment of Senior Notes

        In 2000, we paid total consideration of $141.0 million to repurchase our Senior Notes, of which $16.0 million was an inducement premium to the holders. In addition, we wrote of the unamortized deferred financing costs related to our Senior Notes.

Provision for or recovery of income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for current income taxes of $21.5 million, $13.8 million and $5.6 million in 2002, 2001 and 2000, respectively. The low effective tax rate was mainly due to a substantial portion of our income being derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. In addition, our effective tax rate was affected by the low profitability of our operations in the United States due to the expansion of our sales organization in advance of the launch of Cardizem® LA and sales and marketing expenses related to products launched during 2002. We recorded recoveries of future income taxes of $9.8 million and $39.8 million in 2002 and 2001, respectively, and a provision for future income taxes of $0.2 million in 2000. The recoveries of future income taxes recorded in 2002 and 2001 related to the reversal of temporary differences and the write-down of assets in the United States.

        Our future effective tax rate will depend on the relative profitability of our domestic and foreign operations, the statutory tax rates of the related tax jurisdictions, and the timing of the release, if any, of the valuation allowance. In 2003, we expect our effective tax rate to reflect the anticipated low profitability of our operations in the United States due to launch costs and sales and marketing activities related to products to be launched during 2003.

Interest on Debentures

        The value of our Debentures comprised a holder conversion option and interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time our Debentures were issued, with the residual amount ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date of March 31, 2003.

        Interest on our Debentures was comprised of interest expense of $14.9 million and $15.8 million in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13.5 million and $12.5 million in 2001 and 2000, respectively.

Debt conversion premiums

        In 2001, we recorded a debt conversion premium of $23.7 million on the surrender of $173.8 million aggregate principal amount of our outstanding Debentures. The premium represented the market value of the additional common shares issued in excess of the number of common shares that would have been issued under the terms of the conversion ratio provided for in the indenture governing our Debentures. The premium was recorded as follows: the portion related to the interest and principal components of our Debentures as a $6.2 million deduction from net income for the determination of net income attributable to common shareholders and the portion related to the holder conversion option as a $17.5 million charge to retained earnings.

        We recorded an additional debt conversion premium of $11.2 million on the remaining $126.1 million aggregate face value of our outstanding Debentures that had been called for redemption in November 2001. The premium represented the aggregate amount of interest that would have been paid on our Debentures from the redemption date to March 31, 2003. The premium was recorded as follows: the portion related to the interest and principal components of our Debentures as a $3.8 million deduction from net income for the determination of net income attributable to common shareholders and the portion related to the holder conversion option as a $7.4 million charge to retained earnings.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We utilize a measure of EBITDA that excludes certain items. The items were excluded because they were considered to be of a non-operational nature in the applicable year. We disclose this measure of EBITDA because we understand that certain investors use it as an indicator of a company's ability to meet debt service and capital expenditure requirements. This measure should not be considered in isolation or as a substitute for operating income, or as an indicator of our operating performance, or compared to cash flows from operating activities as a measure of liquidity. The following table displays the calculation of EBITDA and reconciles EBITDA with EBITDA excluding certain items.

	Years ended December 31
(In 000s)
	2002	2001	2000
Net income	$207,553	$123,990	$109,453
Net interest expense (income)	28,397	18,318	(19,064)
Provision for (recovery of) income taxes	11,729	(25,998)	5,795
Depreciation and amortization	136,718	108,871	29,984

EBITDA	384,397	225,181	126,168

Write-down of assets	31,944	80,482	—
Premium paid on early extinguishment of U.S. Dollar Senior Notes	—	—	20,039

EBITDA excluding certain items	$416,341	$305,663	$146,207

        EBITDA excluding certain items was $416.3 million, $305.7 million and $146.2 million in 2002, 2001 and 2000, respectively. As a percentage of total revenue, EBITDA excluding certain items was 53% in 2002, 52% in 2001 and 47% in 2000.

        We disclose the ratio of EBITDA excluding certain items compared to interest expense because we understand that certain investors use it as an indicator of a company's ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA excluding certain items to interest expense was 13.0 times, 8.5 times and 7.2 times for 2002, 2001 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2002, we had cash and cash equivalents of $56.1 million compared to $434.9 million at December 31, 2001. We also maintain a revolving term credit facility, which may be used for general corporate purposes, including acquisitions. In June 2001, our credit facility was successfully syndicated and was increased from $300 million to $400 million. In July 2002, our credit facility was further increased from $400 million to $600 million and in December 2002 we renewed our credit facility for an additional one-year period. All other material terms and conditions are unchanged. At December 31, 2002, we were in compliance with all financial and non-financial covenants associated with our credit facility.

        Borrowings under our credit facility may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the quoted bank rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on our credit rating at the time of such borrowing. At December 31, 2002, our corporate credit ratings were BB+ with Standard & Poor's Rating Services ("S&P") and Ba3 with Moody's Investors Service. The effective rate of interest at December 31, 2002 was 3.74%. At December 31, 2002, we had advances of $110 million borrowed under our credit facility and we had a letter of credit with a balance of $93.2 million issued under our credit facility. The letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. At December 31, 2002, we had a remaining balance of $396.8 million available to borrow under our credit facility. At March 31, 2003, we have repaid $100 million of the advances borrowed under our credit facility.

        Cash provided by operating activities was $334.1 million, $309.1 million and $113.1 million in 2002, 2001 and 2000, respectively. Net income, after adjustments for items not involving cash, was $376.0 million,

$287.8 million and $160.3 million in 2002, 2001 and 2000, respectively. Net changes in non-cash operating items used cash of $41.9 million and $47.2 million in 2002 and 2000, respectively, mainly due to increases in accounts receivable offset by increases in accounts payable and accrued liabilities. Net changes in non-cash operating items provided cash of $21.3 million in 2001, mainly due to increases in accrued liabilities and income taxes payable offset by an increase in inventories.

        Net cash used in investing activities was $792.5 million, $57.7 million and $574.8 million in 2002, 2001 and 2000, respectively. In 2002, we acquired the rights to Zovirax and Teveten® for $133.4 million and $94.3 million, respectively, and we paid initial instalments of $145.7 million to acquire Vasotec® and Vaseretic®, and $2.0 million to acquire Wellbutrin® and Zyban® in Canada. In 2001, we acquired other product rights for $27.4 million, offset by $15 million recovered as a reduction to the minimum license payments otherwise payable to Elan under the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC. In 2000, we acquired the remaining rights to the Dura-Vent, Keftab and Rondec products, and other product rights for $27.8 million. Business acquisitions, net of cash acquired, totaled $240.6 million in 2002, comprising $178.7 million paid to acquire Pharma Pass, $43.1 million paid to terminate Pharma Tech's development of one of its products under development and any royalty obligation we may have had based on future sales of the product when, and if, approved by the FDA, and $18.8 million paid to acquire Pharma Tech. Business acquisitions, net of cash acquired, totaled $614.7 million in 2000, comprising $239.7 million for Cardizem®, $202.4 million for Intelligent Polymers, $162.8 million for DJ Pharma and $9.8 million of additional consideration paid for Fuisz Technologies Ltd. ("Fuisz"). In 2002, we acquired long-term investments of $85.1 million including equity investments in Ethypharm, DepoMed and Procyon Biopharma Inc. of $67.8 million, $13.7 million and $2.5 million, respectively. We acquired long-term investments of $0.9 million and $2.5 million in 2001 and 2000, respectively. Additions to property, plant and equipment were $61.4 million, $44.4 million and $15.8 million in 2002, 2001 and 2000, respectively, and were primarily related to the expansion of our manufacturing facilities. In 2002, we advanced $30 million to Reliant under a secured credit facility established by us and certain of Reliant's existing lenders. The net activity in short-term investments provided cash of $65.9 million in 2000. During 2000, as our short-term investments matured we converted them into cash equivalents with original maturities of 90 days or less. In 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

        Net cash provided by financing activities was $79.5 million, $58.6 million and $409.0 million in 2002, 2001 and 2000, respectively. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $19.6 million, $29.2 million and $14.3 million in 2002, 2001 and 2000, respectively. Net proceeds from our equity offerings in November 2001 and March 2000 were $560.0 million and $95.3 million, respectively. We repurchased common shares on the open market, under our stock repurchase programs, for $503.1 million and $120.0 million in 2002 and 2001, respectively. We received proceeds of $112.8 million, $29.1 million and $6.0 million on the exercise of warrants in 2002, 2001 and 2000, respectively. In 2001, we made loans in an aggregate amount of $10.0 million to certain executive officers under our Executive Stock Purchase Plan. In 2002, we received net proceeds of $384.3 million on the issue of our Notes. In 2002, we borrowed $110 million under our credit facility and paid $2.1 million of additional financing costs related to the increase in our credit facility from $400 million to $600 million. In 2001, we made repayments of $210 million under our credit facility and paid $1.3 million of additional financing costs related to the increase in our credit facility from $300 million to $400 million. In 2000, we borrowed $210 million from our credit facility and paid $3 million of arrangement fees. In 2002, we repaid $34.5 million of the Vasotec® obligation and $7.5 million of the Adalat obligation. In 2001, we repaid $193.4 million of other long-term obligations, including the $170 million Cardizem® obligation and $22.9 million of the Adalat obligation. In 2000, we repaid the debt assumed on the acquisition of DJ Pharma and other long-term obligations of $45.6 million. In 2001 and 2000, we paid interest on our Debentures of $13.6 million and $15.8 million, respectively, and in 2001 we paid

$11.3 million to redeem our Debentures. In 2000, we received net proceeds of $288.8 million from the issue of our Debentures and we repurchased our Senior Notes for $141.0 million.

        Overall, our cash and cash equivalents decreased by $378.8 million and $52.9 million in 2002 and 2000, respectively, and increased by $309.7 million in 2001.

        In 2002, non-cash investing and financing activities included a $99.6 million discounted obligation related to the acquisition of Vasotec® and Vaseretic®, an $80.7 million discounted obligation related to the amendments to the terms of the Zovirax distribution agreement, and a $70.0 million discounted obligation related to the acquisition of Wellbutrin® and Zyban® in Canada. In 2001, non-cash investing and financing activities included the issuance of common shares valued at $316.0 million on the surrender and redemption of our Debentures. In 2000, non-cash investing and financing activities included a $161.8 million discounted obligation related to the acquisition of Cardizem® and a $58.1 million discounted obligation related to the acquisition of the Adalat product rights.

Obligations and other matters

        At December 31, 2002, we had total long-term obligations of $747.4 million, including the current portion thereof, consisting of the carrying value of our Notes of $412.6 million, borrowings under our credit facility of $110 million, the Zovirax obligation of $80.7 million, the Wellbutrin® obligation of $70.0 million, the Vasotec® obligation of $67.9 million and deferred compensation of $6.2 million. At March 31, 2003, we have paid $40 million of the Zovirax obligation to GSK.

        The following table summarizes our contractual obligations at December 31, 2002.

	Maturities by Period
(In 000s)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term obligations	$737,350	$122,590	$170,462	$25,507	$418,791
Operating lease obligations	22,475	6,667	10,655	4,046	1,107

Total contractual cash obligations	$759,825	$129,257	$181,117	$29,553	$419,898

        In addition, we agreed to make milestone payments under certain research and development collaborations. These milestone payments are generally contingent on receiving regulatory approval for the products under development. We also agreed to make certain contingent payments to GSK for Zovirax in the event of the termination of the Wellbutrin XL development agreement by either GSK or us.

        In November 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the SEC under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In November 2001, we issued 12,500,000 common shares for gross proceeds of $587.5 million under our base shelf prospectus. In addition, the underwriters exercised in full an over-allotment option, which was granted in connection with the offering, to purchase an additional 1,875,000 of our common shares from Eugene Melnyk, Chairman of the Board and Chief Executive Officer, for $88.1 million. We did not receive any of the proceeds from the sale of the additional common shares by Mr. Melnyk.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on our Notes is payable semi-annually in arrears on April 1 and October 1 of each year. Our Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. At December 31, 2002, our Notes had a BB- credit rating with S&P.

        At any time on or after April 1, 2006, we may redeem all or any of our Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of our Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion. Our base shelf prospectus will expire in December 2003.

        In February 2002, by resolution of the Board of Directors we implemented a stock repurchase program pursuant to which we were able to repurchase up to 5% of our issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of our issued and outstanding common shares. We repurchased an aggregate of 12,872,300 common shares under this program, through open market transactions on the New York Stock Exchange and Toronto Stock Exchange, at an average purchase price of $39.08 per share for total consideration of $503.1 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $388.2 million, was charged to deficit. The program was terminated in July 2002.

        In April 2002, we acquired a 15% equity interest in Ethypharm and we have an option to purchase up to an additional 5% interest in Ethypharm. At April 30, 2003, we had not exercised our option. We also licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. We are obligated to pay Ethypharm up to $61 million in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. At April 30, 2003, we had not made any milestone payments to Ethypharm.

        In July 2002, we acquired newly issued common shares (15% of the issued and outstanding common shares) of DepoMed and we have options to purchase up to an additional 5% interest in DepoMed. At April 30, 2003, we had not exercised any of our options. We also licensed from DepoMed the rights to manufacture and market a once-daily metformin product that is currently undergoing Phase III clinical trials.

        In November 2002, together with certain of Reliant's existing lenders, we established an $85 million secured credit facility in favour of Reliant. At December 31, 2002 and March 31, 2003, we had advanced $30 million to Reliant out of our total commitment to fund up to $40 million of the credit facility. The credit facility is available to Reliant for general corporate purposes. Interest is calculated daily on outstanding advances at U.S. prime rate plus a margin of 2%. Commencing March 31, 2005, the outstanding advances are repayable in instalments with the final instalment due on December 31, 2006.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements and investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives; however, there can be no assurance that, if required, we would be able to raise such capital on favourable terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal and, accordingly, we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our credit facility. Our credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar BA. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our Zovirax, Vasotec® and Wellbutrin® long-term obligations are fixed and therefore not subject to interest rate risk.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swap contracts. In June 2002, we entered into three contracts of aggregate $200 million notional amount, which effectively modifies our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. At December 31, 2002, the marked-to-market value of the contracts was an unrecognized gain of $18.6 million in our favour.

        Based on our overall interest rate exposure at December 31, 2002, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been declines in their fair values. At December 31, 2002, we had investments without readily determinable market values of $72.4 million and investments with readily determinable market values at fair value of $6.9 million. Based on the carrying values of our investments with readily determinable market values at December 31, 2002, adverse changes of 25% and 50% in equity market prices would result in a corresponding decline in the total fair value of these investments of approximately $2 million and $3.5 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2001, the CICA issued Accounting Guideline ("AcG") 13, "Hedging Relationships". AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG-13 does not specify hedge-accounting methods. AcG-13 is to be applied to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. In June 2002, the Emerging Issues Committee ("EIC") issued EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments". EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in net income.

        In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets". CICA Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of impairments of long-lived assets held for use. CICA Handbook Section 3063 is effective for fiscal years beginning on or after April 1, 2003. In December 2002, the CICA also issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". CICA Handbook Section 3475 establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets and also establishes the standards for the presentation and disclosure of discontinued operations. CICA Handbook Section 3475 is effective for disposal activities initiated on or after May 1, 2003.

        In February 2003, the CICA issued AcG-14, "Disclosures of Guarantees". AcG-14 establishes the disclosures to be made by a guarantor about its obligations under guarantees. AcG-14 is effective for fiscal years beginning on or after January 1, 2003.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this MD&A contain information that is not historical, these statements are essentially forward-looking. As such, these statements are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, production interruptions or supply delays at third party suppliers or at our own manufacturing facilities, the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the securities commissions or other securities regulatory authorities in Canada, including the risks set forth in Item 3 of our Annual Information Form for the fiscal year ended December 31, 2002, and the U.S. Securities and Exchange Commission.

BIOVAIL CORPORATION
2002 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

MANAGEMENT REPORT

        The Company's management is responsible for preparing the accompanying consolidated financial statements in conformity with Canadian generally accepted accounting principles ("GAAP"). In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the consolidated financial statements.

        The consolidated financial statements and information contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate considerations to materiality. In addition, in preparing the financial information management must interpret the requirements described above, make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the estimated impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

        The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company's policies for doing business. This system is supported by written policies and procedures for key business activities; the hiring of qualified, competent staff; and by a continuous planning and monitoring program.

        Ernst & Young LLP has been engaged by the Company's shareholders to audit the consolidated financial statements. During the course of their audit, Ernst & Young LLP reviewed the Company's system of internal controls to the extent necessary to render their opinion on the consolidated financial statements.

        The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside Directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Ernst & Young LLP has full and free access to the Audit Committee.

        Management acknowledges its responsibility to provide financial information that is representative of the Company's operations, is consistent and reliable, and is relevant for the informed evaluation of the Company's activities.

EUGENE N. MELNYK	BRIAN H. CROMBIE
Chairman of the Board and Chief Executive Officer	Senior Vice President and Chief Financial Officer

BIOVAIL CORPORATION
2002 ANNUAL REPORT
FOR CANADIAN REGULATORY PURPOSES

AUDITORS' REPORT

To the Shareholders of
 Biovail Corporation

        We have audited the consolidated balance sheets of Biovail Corporation as at December 31, 2002 and 2001 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

        On April 9, 2003, we reported separately to the shareholders of Biovail Corporation on the consolidated financial statements for the same periods, prepared in accordance with United States generally accepted accounting principles.

Chartered Accountants

Toronto, Canada,

April 9, 2003

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	As at December 31
	2002 $	2001 $
ASSETS
Current
Cash and cash equivalents (note 4)	56,080	434,891
Accounts receivable (note 5)	190,980	96,556
Inventories (note 6)	53,047	38,506
Deposits and prepaid expenses	21,524	6,643

	321,631	576,596

Long-term investments (note 7)	79,324	2,355
Property, plant and equipment, net (note 8)	136,784	85,581
Goodwill, net (note 2)	104,827	101,521
Intangible assets, net (notes 2 and 9)	1,500,397	862,859
Other assets, net (note 10)	94,703	14,114

	2,237,666	1,643,026

LIABILITIES
Current
Accounts payable	71,641	31,811
Accrued liabilities (note 11)	95,289	59,989
Income taxes payable	35,691	17,318
Deferred revenue (note 12)	19,947	27,030
Current portion of long-term obligations (note 13)	122,590	12,592

	345,158	148,740

Deferred revenue (note 12)	18,200	23,100
Future income taxes (notes 2 and 17)	—	12,200
Long-term obligations (note 13)	609,521	33,569

	972,879	217,609

SHAREHOLDERS' EQUITY
Common shares (note 14)	1,455,548	1,430,457
Stock options outstanding	4,206	3,391
Executive Stock Purchase Plan loans (note 14)	(9,988)	(9,988)
Warrants outstanding (note 14)	—	6,221
Deficit	(182,586)	(1,935)
Cumulative translation adjustment	(2,393)	(2,729)

	1,264,787	1,425,417

	2,237,666	1,643,026

Commitments and contingencies (notes 3, 20, 23, 24 and 25)

On behalf of the Board:

EUGENE N. MELNYK Chairman of the Board and Chief Executive Officer	PAUL W. HADDY Director

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars, except per share data)

	Years ended December 31
	2002 $	2001 $	2000 $
REVENUE
Product sales	645,986	521,154	217,004
Research and development	28,425	14,596	69,121
Co-promotion, royalty and licensing	113,614	47,513	25,332

	788,025	583,263	311,457

EXPENSES
Cost of goods sold	164,706	125,995	67,980
Research and development	52,150	51,017	51,709
Selling, general and administrative	165,697	111,362	59,317
Amortization	125,849	98,097	16,228
Write-down of assets (note 15)	31,944	80,482	—

	540,346	466,953	195,234

Operating income	247,679	116,310	116,223
Interest income	3,608	2,742	23,693
Interest expense (note 13)	(32,005)	(21,060)	(4,629)
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 16)	—	—	(20,039)

Income before provision for (recovery of) income taxes	219,282	97,992	115,248
Provision for (recovery of) income taxes (note 17)	11,729	(25,998)	5,795

Net income	207,553	123,990	109,453
Interest on Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(28,436)	(28,290)
Debt conversion premiums (note 18)	—	(10,001)	—

Net income attributable to common shareholders	207,553	85,553	81,163

Earnings per share(note 19)
Basic	$1.37	$0.62	$0.63
Diluted	$1.29	$0.57	$0.57

Weighted average number of common shares outstanding (000s) (note 19)
Basic	151,960	136,928	128,824
Diluted	160,463	150,690	143,512

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

		Common shares
	Convertible Subordinated Preferred Equivalent Debentures $	Shares (000s)	Amount $	Stock options outstanding $	Executive Stock Purchase Plan loans $	Warrants outstanding $	Retained earnings (deficit) $	Cumulative translation adjustment $	Total $
Balance, January 1, 2000	—	124,392	368,538	—	—	8,244	13,752	1,260	391,794
Change in accounting policy for income taxes (note 2)	—	—	—	—	—	—	(51,848)	—	(51,848)
Issued on the exercise of stock options (note 14)	—	2,436	13,725	—	—	—	—	—	13,725
Issued under Employee Stock Purchase Plan (note 14)	—	5	150	—	—	—	—	—	150
Issued pursuant to equity offering (note 14)	—	4,000	101,125	—	—	—	—	—	101,125
Issue costs (note 14)	—	—	(5,782)	—	—	—	—	—	(5,782)
Convertible Subordinated Preferred Equivalent Debentures (note 18)
Issued pursuant to offering	300,000	—	—	—	—	—	—	—	300,000
Financing costs	(11,228)	—	—	—	—	—	—	—	(11,228)
Accretion of principal and interest components	28,290	—	—	—	—	—	(28,290)	—	—
Interest paid	(15,750)	—	—	—	—	—	—	—	(15,750)
Conversion	(15)	—	15	—	—	—	—	—	—
Issued on exercise of warrants (note 14)	—	601	6,342	—	—	(332)	—	—	6,010
Issue of non-employee options	—	—	—	590	—	—	—	—	590
Fuisz Technologies Ltd. (note 3)
Additional shares issued on acquisition	—	27	386	—	—	—	—	—	386
DJ Pharma, Inc. (note 3)
Fair value of unvested options granted to employees on acquisition	—	—	—	7,480	—	—	—	—	7,480
Unearned compensation relating to future service period at acquisition date	—	—	—	(5,721)	—	—	—	—	(5,721)
Compensation cost for employee stock options	—	—	—	461	—	—	—	—	461
Net income	—	—	—	—	—	—	109,453	—	109,453
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,735)	(1,735)

Balance, December 31, 2000	301,297	131,461	484,499	2,810	—	7,912	43,067	(475)	839,110

Issued on the exercise of stock options (note 14)	—	2,906	29,507	(683)	—	—	—	—	28,824
Issued under Employee Stock Purchase Plan (note 14)	—	6	280	—	—	—	—	—	280
Cancelled under stock repurchase program (note 14)	—	(2,871)	(14,354)	—	—	—	(105,633)	—	(119,987)
Issued pursuant to equity offering (note 14)	—	12,500	587,500	—	—	—	—	—	587,500
Issue costs (note 14)	—	—	(27,454)	—	—	—	—	—	(27,454)
Convertible Subordinated Preferred Equivalent Debentures (note 18)
Accretion of principal and interest components	28,436	—	—	—	—	—	(28,436)	—	—
Interest paid	(13,612)	—	—	—	—	—	—	—	(13,612)
Issued on surrender and redemption	(316,013)	10,433	339,695	—	—	—	(34,923)	—	(11,241)
Redeemed for cash	(108)	—	—	—	—	—	—	—	(108)
Issued on exercise of warrants (note 14)	—	3,061	30,784	—	—	(1,691)	—	—	29,093
Cancellation of non-employee options	—	—	—	(735)	—	—	—	—	(735)
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Executive Stock Purchase Plan loans (note 14)	—	—	—	—	(9,988)	—	—	—	(9,988)
Net income	—	—	—	—	—	—	123,990	—	123,990
Foreign currency translation adjustment	—	—	—	—	—	—	—	(2,254)	(2,254)

Balance, December 31, 2001	—	157,496	1,430,457	3,391	(9,988)	6,221	(1,935)	(2,729)	1,425,417
Issued on the exercise of stock options (note 14)	—	2,197	20,480	(1,184)	—	—	—	—	19,296
Issued under Employee Stock Purchase Plan (note 14)	—	17	463	—	—	—	—	—	463
Cancelled under stock repurchase program (note 14)	—	(12,872)	(114,896)	—	—	—	(388,204)	—	(503,100)
Issued on exercise of warrants (note 14)	—	11,282	119,044	—	—	(6,221)	—	—	112,823
Compensation cost for employee stock options	—	—	—	1,999	—	—	—	—	1,999
Net income	—	—	—	—	—	—	207,553	—	207,553
Foreign currency translation adjustment	—	—	—	—	—	—	—	336	336

Balance, December 31, 2002	—	158,120	1,455,548	4,206	(9,988)	—	(182,586)	(2,393)	1,264,787

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with Canadian generally accepted accounting principles
(All dollar amounts expressed in thousands of U.S. dollars)

	Years ended December 31
	2002 $	2001 $	2000 $
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	207,553	123,990	109,453
Add (deduct) items not involving cash
Depreciation and amortization (notes 8 and 9)	136,718	108,871	29,984
Amortization of deferred financing costs (note 10)	2,267	1,260	179
Amortization of discounts on long-term obligations (note 13)	5,329	10,999	—
Compensation cost for employee stock options	1,999	1,999	461
Write-down of assets (note 15)	31,944	80,482	—
Future income taxes (note 17)	(9,771)	(39,833)	185
Premium paid on early extinguishment of U.S. Dollar Senior Notes (note 16)	—	—	20,039

	376,039	287,768	160,301
Net change in non-cash operating items (note 21)	(41,935)	21,314	(47,230)

Cash provided by operating activities	334,104	309,082	113,071

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets (note 3)	(375,385)	(27,445)	(27,752)
Acquisitions of businesses, net of cash acquired (note 3)	(240,581)	—	(614,685)
Acquisitions of long-term investments (note 7)	(85,119)	(866)	(2,454)
Additions to property, plant and equipment	(61,382)	(44,436)	(15,845)
Increase in loan receivable (note 10)	(30,000)	—	—
Proceeds on reduction in intangible assets (note 3)	—	15,000	—
Maturity of short-term investments, net	—	—	65,893
Proceeds from sale of assets held for disposal (note 3)	—	—	20,000

Cash used in investing activities	(792,467)	(57,747)	(574,843)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (note 14)	19,615	589,150	109,604
Repurchase of common shares (note 14)	(503,100)	(119,987)	—
Proceeds from exercise of warrants (note 14)	112,823	29,093	6,010
Advance of Executive Stock Purchase Plan loans (note 14)	—	(9,988)	—
Issuance of Senior Subordinated Notes, net of financing costs (note 13)	384,280	—	—
Advances (repayments) under revolving term credit facility, including financing costs (note 13)	107,895	(211,300)	207,000
Repayments of other long-term obligations (note 13)	(41,980)	(193,366)	(45,602)
Interest paid on Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(13,612)	(15,750)
Payment on redemption of Convertible Subordinated Preferred Equivalent Debentures (note 18)	—	(11,349)	—
Issuance of Convertible Subordinated Preferred Equivalent Debentures, net of financing costs (note 18)	—	—	288,772
Repurchase of U.S. Dollar Senior Notes (note 16)	—	—	(141,017)

Cash provided by financing activities	79,533	58,641	409,017

Effect of exchange rate changes on cash and cash equivalents	19	(229)	(187)

Net increase (decrease) in cash and cash equivalents	(378,811)	309,747	(52,942)
Cash and cash equivalents, beginning of year	434,891	125,144	178,086

Cash and cash equivalents, end of year	56,080	434,891	125,144

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Canadian generally accepted accounting principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation ("Biovail" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company engaged in the formulation of pharmaceutical products utilizing advanced oral drug delivery technologies, clinical testing, registration, manufacturing, sale and promotion of pharmaceutical products targeting the cardiovascular (including Type II diabetes), central nervous system, pain management and niche therapeutic areas. The Company's common shares trade on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX").

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"), applied on a consistent basis. Consolidated financial statements prepared in U.S. dollars and in accordance with U.S. GAAP are made available to all shareholders and filed with various regulatory authorities.

  Principles of consolidation

  The consolidated financial statements include the accounts of the Company and those of all its subsidiaries. All significant intercompany transactions and balances have been eliminated.

  Use of estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates made by management include allowances for accounts receivable and inventories, reserves for product returns, recalls, rebates and chargebacks, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets and investments for impairment, the realizability of future tax assets and the allocation of the purchase price of acquired assets and businesses. Actual results could differ from these estimates.

  Fair value of financial instruments

  Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. The estimated fair values of cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable approximate their carrying values due to the short maturity periods of these instruments. The fair values of long-term investments and long-term obligations are estimated based on quoted market prices, if available, or other valuation methods such as a present value technique. The fair values of derivative contracts are estimated based on the amount that would have been received or paid to settle the contracts.

  Cash and cash equivalents

  Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less when purchased.

  Inventories

  Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost and market, on a first-in, first-out basis. The cost of raw materials and acquired finished goods inventories includes direct costs, less trade discounts. The cost of manufactured inventory includes the cost of raw materials, direct labour and attributable overheads.

  Long-term investments

  Long-term investments in other companies, where the Company does not have the ability to exercise significant influence, are accounted for under the cost method. Declines in the fair value of these investments below their cost basis that are considered to be other than temporary are recognized in net income.

  Property, plant and equipment

  Property, plant and equipment are reported at cost, less accumulated depreciation. Cost includes interest costs attributable to major capital projects prior to the assets becoming available for productive use. Depreciation is computed using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Buildings	25 years
Machinery and equipment	5-10 years
Other equipment	3-10 years
Leasehold improvements	Term of lease

  Goodwill and intangible assets

  Goodwill represents the excess of the purchase price of acquired businesses over the fair value of the identifiable net assets acquired. Intangible assets acquired through business combinations are initially recognized at fair value based on an allocation of the purchase price. Intangible assets acquired other than through business combinations are initially recognized at fair value based on the consideration paid.

  The Company has adopted The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1581, "Business Combinations", and CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" on a prospective basis. Under CICA Handbook Section 1581, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under CICA Handbook Section 3062, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

  Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets, together with the related future tax liability of $2,429,000, to goodwill and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as at December 31, 2001. During 2002, the Company completed the transitional and annual evaluation of its goodwill and determined that none of its goodwill was impaired.

  A reconciliation of reported net income attributable to common shareholders and earnings per share, assuming CICA Handbook Section 3062 was applied retroactively, is as follows:

	2002 $	2001 $	2000 $
Net income attributable to common shareholders as reported	207,553	85,553	81,163
Goodwill amortization	—	5,816	2,058
Workforce amortization, net of tax	—	612	247

Adjusted net income attributable to common shareholders	207,553	91,981	83,468

Basic earnings per share
Net income attributable to common shareholders as reported	1.37	0.62	0.63
Goodwill amortization	—	0.04	0.02
Workforce amortization, net of tax	—	—	—

Adjusted net income attributable to common shareholders	1.37	0.66	0.65

Diluted earnings per share
Net income attributable to common shareholders as reported	1.29	0.57	0.57
Goodwill amortization	—	0.04	0.01
Workforce amortization, net of tax	—	—	—

Adjusted net income attributable to common shareholders	1.29	0.61	0.58

  Intangible assets are reported at cost, less accumulated amortization. Amortization is generally computed using the straight-line method based on the following estimated useful lives:

Brand names	20 years
Product rights	8-20 years
Acquired research and development	5-15 years
Core technology	15 years

  The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. This evaluation is performed by comparing the carrying amounts of the assets to the related estimated undiscounted future net cash flows. If the undiscounted future net cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value.

  Deferred financing costs

  Deferred financing costs are reported at cost, less accumulated amortization. Amortization is computed using the straight-line method over the term of the following related obligations:

Revolving term credit facility	3 years
Senior Subordinated Notes	8 years

  Amortization expense related to deferred financing costs is included as a component of interest expense.

  Derivative financial instruments

  The Company manages its exposure to interest rate risks through the use of derivative financial instruments that are designated as a hedge of an identified portion of a recognized long-term obligation. The Company does not utilize derivative financial instruments for trading or speculative purposes. Net receipts or payments relating to the derivative financial instruments are recorded as an adjustment to interest expense. Unrealized gains or losses resulting from changes in the marked-to-market values of the derivative financial instruments are not recognized.

  Foreign currency translation

  The financial statements of the Company's operations having a functional currency other than U.S. dollars are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date for asset and liability accounts and at the average rate of exchange for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is reported as a component of shareholders' equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the U.S. dollar and the Canadian dollar and the euro.

  Foreign currency transaction gains and losses are included in selling, general and administrative expenses and are immaterial for all periods presented.

  Revenue recognition

  In 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described below for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting policy on prior years of $43,500,000 was recorded in deferred revenue, of which $4,800,000, $6,300,000 and $9,300,000 was amortized to revenue in 2002, 2001, and 2000, respectively.

  Product sales — Product sales revenue is recognized when the product is shipped to the customer, provided that the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of reserves for estimated sales discounts and allowances, returns, recalls, rebates and chargebacks. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Research and development — Research and development revenue attributable to the performance of contract services is recognized as the services are performed, in accordance with the terms of the specific development contract. On long-term research and development collaborations, revenue is recognized relative to the total level of effort necessary to meet all regulatory and developmental requirements. Costs and related profit margin in excess of amounts billed are included in accounts receivable. Amounts billed in excess of costs and related profit margin are included in deferred revenue. Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a straight-line basis over the term of the related collaboration.

  Co-promotion — Co-promotion revenue is recognized when the co-promotion partner records sales of the co-promoted product and is based on a percentage of the co-promotion partner's net sales of the co-promoted product. Sales and marketing costs related to co-promotion revenue are included in selling, general and administrative expenses.

  Royalty and licensing — Royalty revenue is recognized in accordance with the contractual agreements and when the Company has no future obligations pursuant to the royalty fee. Royalty revenue is recognized net of amounts payable to sublicensees where the Company is simply acting as an agent for the sublicensee. Licensing revenue is deferred and recognized on a straight-line basis over the license period.

  Research and development

  Research costs are expensed in the period in which they are incurred and development costs are expensed in the period in which they are incurred unless they meet the criteria for deferral. The Company had not deferred any development costs at December 31, 2002 and 2001. The costs of assets that are purchased from others for a particular research and development project that have not reached technological feasibility and that have no alternative future use are deferred and amortized over their estimated useful lives. The costs associated with research and development collaborations and with providing contract research services are included in research and development expenses and were $11,570,000, $7,596,000 and $41,522,000 in 2002, 2001 and 2000, respectively.

  Advertising

  Advertising costs related to new product launches are expensed on the first showing of the product. Deferred advertising costs of $8,866,000 are included in deposits and prepaid expenses at December 31, 2002. The Company had not deferred any advertising costs at December 31, 2001. Advertising costs expensed in 2002, 2001 and 2000 were $18,795,000, $3,957,000 and $3,434,000, respectively.

  Co-promotion fees

  Co-promotion fees payable by the Company to its co-promotion partner are accrued based on a percentage of the net sales of the co-promoted products. Co-promotion fees are included in selling, general and administrative expenses.

  Stock-based compensation

  Effective January 1, 2002, the Company adopted CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". CICA Handbook Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation, and other stock-based payments, and generally applies to awards granted on or after January 1, 2002. Under the provisions of CICA Handbook Section 3870, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can recognize compensation cost using another method, such as the intrinsic value-based method. However, if another method is applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied. All stock-based awards granted to non-employees must be accounted for at fair value. The Company recognizes employee stock-based compensation costs under the intrinsic value-based method, and has provided pro forma disclosure of net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied. The adoption of CICA Handbook Section 3870 as of January 1, 2002 did not have any impact on the Company's financial position and results of operations.

  Income taxes

  Effective January 1, 2000, the Company adopted the recommendations of CICA Handbook Section 3465, "Income Taxes". Accordingly, income taxes are accounted for under the liability method. Future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of future tax assets that is more likely than not to be unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the assets are expected to be realized or the liabilities are expected to be settled.

  Previously, income taxes were accounted for under the deferral method based on differences in the timing of reporting income and expenses in the financial statements and tax returns. At January 1, 2000, the cumulative effect of this change in accounting policy on prior years resulted in a charge of $51,848,000 to retained earnings, a decrease in goodwill of $32,892,000, and a net increase in future income tax liability of $18,956,000. The adjustment was primarily the result of the 1999 acquisition of Fuisz Technologies Ltd. ("Fuisz") and the recognition of the tax consequences of the differences between the assigned values and tax bases of the acquired assets and liabilities and the recognition of the tax benefit of the available loss carryforwards.

  Earnings per share

  Basic earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares. The dilutive effects of warrants and stock options are determined using the treasury stock method. The dilutive effects of convertible securities are determined using the if-converted method.

3.     ACQUISITIONS

  Acquisitions of intangible assets

  During 2002, the Company acquired the rights to Wellbutrin® and Zyban® in Canada and Vasotec®, Vaseretic®, Teveten® and Zovirax in the United States. Total consideration was allocated based on the fair values on the respective dates of acquisition as follows:

	Wellbutrin® and Zyban® $	Vasotec® and Vaseretic® $	Teveten® $	Zovirax $	Total $
Acquired assets
Prepaid expenses	2,609	—	—	—	2,609
Product rights	45,000	79,500	94,340	173,364	392,204
Trademarks	24,349	165,804	—	—	190,153

	71,958	245,304	94,340	173,364	584,966

Consideration
Cash paid, net of gross profit on acquired assets	1,997	145,684	94,340	133,364	375,385
Long-term obligations	69,961	99,620	—	40,000	209,581

	71,958	245,304	94,340	173,364	584,966

  Wellbutrin® and Zyban®

  On December 26, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the Canadian rights to Wellbutrin® SR and Zyban®, as well as the rights to market Biovail's once-daily formulation of bupropion hydrochloride ("HCl") in Canada under the trade name Wellbutrin® XL when, and if, regulatory approval is received. Wellbutrin® SR is prescribed for the treatment of depression and Zyban® is administered for the treatment of nicotine addiction as an aid to smoking cessation. Both products are formulations of bupropion HCl. Biovail obtained the beneficial rights to Wellbutrin® and Zyban® effective December 1, 2002 and will obtain full legal rights on March 2, 2004 following the completion of the payments described below.

  GSK will continue to manufacture and supply Wellbutrin® SR and Zyban® for the period from December 31, 2002 to December 31, 2006. GSK will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. GSK will also continue to market Wellbutrin® SR and Zyban® in Canada for the period from December 1, 2002 to December 31, 2003 and, in consideration, Biovail will pay GSK a tiered royalty on the net sales of the products. Biovail will also pay GSK a royalty on the net sales of Wellbutrin® XL in Canada for twenty years from the date of commercial launch of the product.

  The purchase price for Wellbutrin® and Zyban® comprised initial cash consideration of $1,997,000, including costs of acquisition, plus remaining payments of $72,072,000 payable in four quarterly instalments from June 1, 2003 to March 1, 2004. The remaining payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $69,961,000.

  Prepaid expenses will be amortized over the one-year period from January 1, 2003 during which GSK will market Wellbutrin® SR and Zyban® in Canada. The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  Vasotec® and Vaseretic®

  On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck"), and also acquired the fixed-dose combination New Drug Application ("NDA") of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services. Biovail will make semi-annual payments to Merck over a five-year term for minimum product quantities and a minimum fixed royalty (regardless of the actual product supplied). Merck will also receive royalties on the future sales of any life cycle products developed and marketed in the United States.

  Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development as described in note 25 — Research and Development Collaborations.

  The purchase price for Vasotec® and Vaseretic® comprised cash consideration, including costs of acquisition, of $155,634,000, less Merck's gross profit on the acquired assets from April 1, 2002 (the effective date of the transaction) to May 10, 2002 (the closing date of the transaction) of $9,950,000, plus the minimum fixed royalty payments required to be made by Biovail to Merck of $109,276,000. The minimum fixed royalty payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the minimum fixed royalty payments was determined to be $99,620,000.

  The trademarks and product rights will be amortized over their estimated useful lives of twenty years and fifteen years, respectively.

  A letter of credit was issued to Merck to secure the remaining semi-annual payments Biovail is required to make under the Vasotec® and Vaseretic® agreement. The letter of credit was issued under Biovail's revolving term credit facility (the "Credit Facility") and had a balance remaining of $93,170,000 as at December 31, 2002. The fees incurred to issue the letter of credit are amortized to interest expense over the related term of the letter of credit.

  Teveten®

  On March 18, 2002, Biovail acquired from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay") the rights to Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) in the United States. Teveten® is an angiotensin-II receptor blocker for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications.

  The purchase price for Teveten® comprised cash consideration of $94,340,000, including costs of acquisition. The product rights will be amortized over an estimated useful life of twenty years.

  Solvay will manufacture and supply Teveten® and Teveten® HCT, and will assist in qualifying a Biovail facility to achieve the transition of the manufacturing process. Solvay will continue to manufacture and market Teveten® and Teveten® HCT in areas outside of the United States. Solvay will pay a marketing allowance to Biovail, of up to $20,000,000, to reimburse Biovail for the agreed on direct costs related to the re-launch and marketing of Teveten® and Teveten® HCT in the United States. During 2002, Biovail recorded $10,000,000 of the marketing allowance as a reimbursement of a portion of the agreed on direct costs associated with the re-launch of Teveten®. Biovail has formed a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of Teveten®. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for Teveten® for worldwide markets excluding the United States.

  Zovirax

  Effective January 1, 2002, Biovail acquired from GSK the exclusive distribution rights for Zovirax (acyclovir) Ointment and, on approval by the U.S. Food and Drug Administration ("FDA"), Zovirax Cream in the United States. Zovirax is an anti-viral topical product. Zovirax Ointment is indicated for the treatment of herpes and Zovirax Cream is indicated for the treatment of cold sores.

  The purchase price for Zovirax comprised cash consideration of $133,364,000, including costs of acquisition. The product rights were being amortized over an estimated useful life of ten years, based on the original term of the distribution agreement.

  Biovail and GSK also entered into a development and co-promotion agreement for Biovail's once-daily formulation of bupropion HCl in the United States ("Wellbutrin XL") as described in note 24 — Co-Promotion Arrangements. In the event of the termination of the Wellbutrin XL development agreement by either party, Biovail would be required to pay GSK additional payments for the rights to the Zovirax products of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011, Biovail would be required to pay GSK additional payments based on a percentage of Biovail's gross sales of the Zovirax products during the immediately preceding calendar year. GSK will manufacture and supply Zovirax Ointment and, on FDA approval, Zovirax Cream to Biovail.

  On December 23, 2002, Biovail and GSK agreed to a ten-year extension of the Zovirax distribution agreement. In consideration for the extension, Biovail will pay GSK $40,000,000 on or before March 31, 2003. The amount was added to the value of the unamortized Zovirax product rights and, subsequent to the date of amendment, the Zovirax product rights will be amortized over a revised estimated remaining useful life of nineteen years.

  Adalat

  On December 29, 2000, Biovail and Elan Corporation, plc ("Elan") agreed to certain amendments to the licensing and supply agreement for Elan's 30mg bioequivalent version of Adalat CC (as amended, the "Adalat Agreement"). Under the terms of the Adalat Agreement, Biovail was to pay Elan annual minimum license payments, exclusive of the direct manufacturing cost of the 30mg product purchased from Elan.

  The minimum license payments were capitalized as a product right, with a corresponding long-term obligation to Elan. The value assigned to the product right and obligation was the present value of the minimum license payments based on an imputed interest rate comparable to Biovail's available borrowing rate as at the date of the transaction. Accordingly, the present value of the minimum license payments was determined to be $64,720,000. The product right was being amortized over its estimated useful life of fifteen years, which was the remaining initial term of the Adalat Agreement. Under the terms of the Adalat Agreement, Biovail was entitled to recover $15,000,000 in the form of a 50% reduction of the minimum license payments otherwise payable to Elan. During 2001, this amount was recorded as a reduction in intangible assets.

  In October 2001, Biovail paid $12,750,000 to Elan to acquire the license to distribute Elan's 60mg bioequivalent version of Adalat CC.

  In June 2002, Biovail, Elan and the U.S. Federal Trade Commission ("FTC") entered into a settlement related to bioequivalent versions of Adalat CC. Under the terms of the FTC's consent order, Biovail and Elan agreed to terminate their licensing and supply agreements such that Biovail and Elan will be responsible for the manufacturing and marketing of their own 30mg and 60mg products. Until May 31, 2003, the FTC settlement grants Biovail a guaranteed supply of the 30mg product from Elan during Biovail's transition to internal production.

  In December 2002, the Company wrote off the net book value of the Adalat product rights as described in note 15 — Write-Down of Assets.

  Acquisitions of businesses

  During 2002, Biovail completed the acquisitions of Pharmaceutical Technologies Corporation ("Pharma Tech") and Pharma Pass LLC and Pharma Pass S.A. (collectively, "Pharma Pass"). These acquisitions were accounted for under the purchase method of accounting.

  Total consideration, including costs of acquisition, was allocated based on the estimated fair values on the respective dates of acquisition as follows:

	Pharma Tech $	Pharma Pass $	Total $
Acquired assets
Product rights	5,000	63,800	68,800
Acquired research and development	60,558	107,187	167,745
Core technology	—	7,700	7,700
Current liabilities	(3,664)	—	(3,664)

Cash paid, net of cash acquired	61,894	178,687	240,581

  Pharma Tech

  Background

  Pharma Tech is a development-stage company engaged in the application of drug delivery technologies to the formulation and development of a portfolio of products. Pharma Tech contracted directly with third parties, including Biovail, to conduct the contract research and development services. Biovail provided contract research and advisory services consistent with contractual relationships it had with other third parties. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Tech was entitled to royalties from the net sales of each product for a period of ten years from the date of launch of each product. Biovail had options to acquire Pharma Tech's interest in the products or to acquire Pharma Tech.

  Prior to the acquisition, Biovail earned revenue from providing advisory and contract research services to Pharma Tech of $2,844,000 and $2,189,000 in 2002 and 2001, respectively. The costs of providing these services to Pharma Tech were $2,053,000 and $1,679,000 in 2002 and 2001, respectively, and Biovail was also reimbursed amounts at cost of $2,509,000 and $1,395,000 in 2002 and 2001, respectively.

  Description of acquisition

  On December 17, 2002, Biovail paid $43,080,000 to Pharma Tech to terminate the development of one of the products under development and the associated royalties on future sales of the product when, and if, approved by the FDA. At the date of termination, the product had not reached technological feasibility, had no known alternative uses and had not yet been submitted for approval by the FDA. Accordingly, the termination payment was capitalized as acquired research and development and will be amortized over its estimated useful life of five years. Biovail is continuing the development program for this product.

  On December 31, 2002, Biovail acquired 100% of the outstanding shares of Pharma Tech for $22,600,000, including costs of acquisition. Through the acquisition of Pharma Tech, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Tech resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Tech. Pharma Tech has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Tech were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were in the range of 30% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Tech was involved in a number of product development projects that had not been submitted for approval by the FDA. An additional product development project has received an approvable letter from the FDA; however, significant technical issues require resolution before final approval will be granted. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained. The acquired research and development will be amortized over an estimated useful life of five years.

  Product rights

  At the date of acquisition, Pharma Tech was involved with an additional product development project that had been submitted for approval by the FDA. The product has received an approvable letter from the FDA and Biovail believes that the remaining issues can be successfully resolved and that final approval will be granted. However, since pharmaceutical products cannot be marketed without regulatory approvals, Biovail will not receive any benefits unless regulatory approval is obtained. The product rights will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Tech as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Tech have been eliminated.

	2002 $	2001 $
Total revenue	778,492	579,815
Net income attributable to common shareholders	152,829	51,962
Basic earnings per share	1.01	0.38
Diluted earnings per share	0.95	0.34

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Tech been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  Pharma Pass

  Background

  Pharma Pass is a developer of advanced oral controlled-release technologies and formulations for pharmaceutical companies, including Biovail, in Europe and the United States. On the completion of the development of Biovail's products, Biovail had the right to manufacture and sell the products and Pharma Pass was entitled to royalties from the net sales of each product for a period of fifteen years from the date of launch of each product.

  Description of acquisition

  On December 6, 2002, Biovail acquired 100% of the outstanding interests of Pharma Pass LLC and 100% of the outstanding shares of Pharma Pass S.A. for $178,687,000 including costs of acquisition. Through the acquisition of Pharma Pass, Biovail extinguished any future milestone or royalty obligations that Biovail may have had to Pharma Pass resulting from the approval and successful commercialization of any of the products under development, pursuant to the research and development agreements previously entered into between Biovail and Pharma Pass. Pharma Pass has been included in Biovail's consolidated financial statements from the date of acquisition.

  The acquired assets of Pharma Pass were fair valued using an income approach. The discount rates used to present value the estimated cash flows related to each asset were determined based on the relative risk of achieving the assets' estimated cash flows and were generally in the range of 9% to 45%.

  Acquired research and development

  At the date of acquisition, Pharma Pass was involved in approximately twenty product development projects for a number of pharmaceutical companies including Biovail. At the date of acquisition, a number of the products had been submitted for approval by the FDA. The remaining products are expected to be submitted for approval by the FDA, and/or other regulatory authorities, over approximately the next three years. The products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, regulatory approval and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The acquired research and development will be amortized over an estimated useful life of five years.

  Product rights

  Biovail obtained interests in certain licensed products including Tricor (fenofibrate) and a bioequivalent version of Prilosec (omeprazole). Biovail is entitled to royalties on sales of Tricor and a participating interest in the gross profit on sales of a bioequivalent version of Prilosec.

  The interest in Tricor will be amortized over an estimated useful life of eight years. The interest in the gross profit on sales of a bioequivalent version of Prilosec will be amortized over its estimated useful life using a variable charge method to reflect the pattern in which the economic benefits of the asset are consumed.

  Core technology

  Biovail obtained the patents related to Pharma Pass's Zero Order Release System ("ZORS"), a drug delivery technology that controls the rate of release of a drug and/or significantly enhances the systemic absorption of a drug molecule. Biovail believes the ZORS technology has application to products currently in formulation and to the future development of controlled-release products.

  Biovail also obtained Pharma Pass's oral Colonic Delivery System ("CDS"), a drug delivery technology designed for the targeted release of medication into the lower intestine and upper colon. Biovail also has the option to continue the development of four products utilizing the CDS technology. Biovail will pay up to $10,000,000 in milestone fees subject to the successful completion of the development of the colonic products. Biovail will obtain ownership of the CDS patents following the net payment of $10,000,000 less the sum of the milestone fees paid.

  The core technology will be amortized over an estimated useful life of fifteen years.

  Pro forma information (unaudited)

  The following unaudited pro forma information presents a summary of the consolidated results of operations of Biovail and Pharma Pass as if the acquisition had occurred on January 1, 2001. All transactions between Biovail and Pharma Pass have been eliminated.

	2002 $	2001 $
Total revenue	794,827	587,408
Net income attributable to common shareholders	190,138	64,183
Basic earnings per share	1.25	0.47
Diluted earnings per share	1.18	0.43

  These unaudited pro forma consolidated results have been prepared for comparative purposes only. They do not purport to be indicative of the results of operations which actually would have resulted had Pharma Pass been included in Biovail's consolidated financial statements from January 1, 2001. In addition, they do not purport to be indicative of future consolidated results of operations of Biovail.

  During 2000, the Company completed the acquisitions of Intelligent Polymers Limited ("Intelligent Polymers"), the Cardizem® product line ("Cardizem®") and DJ Pharma, Inc. ("DJ Pharma"). These acquisitions were accounted for under the purchase method of accounting. Total consideration, including costs of acquisition, was allocated based on estimated fair values on the respective dates of acquisition, as follows:

	Intelligent Polymers $	Cardizem® $	DJ Pharma $	Total $
Current assets	3,287	—	14,705	17,992
Equipment	—	—	672	672
Deferred compensation trust fund	—	—	8,268	8,268
Assembled workforce	—	—	5,200	5,200
Brand names and product rights	5,000	406,070	130,500	541,570
Acquired research and development	208,424	—	—	208,424
Goodwill	—	—	70,497	70,497
Current liabilities	(14,270)	—	(22,844)	(37,114)
Deferred compensation obligation	—	—	(8,268)	(8,268)
Debt assumed	—	—	(34,169)	(34,169)

	202,441	406,070	164,561	773,072

Consideration
Cash paid, net of cash acquired	202,441	239,652	162,802	604,895
Issue of non-employee options	—	590	—	590
Fair value of options granted to employees	—	—	1,759	1,759
Accrued acquisition costs	—	4,000	—	4,000
Cardizem® obligation	—	161,828	—	161,828

	202,441	406,070	164,561	773,072

  Intelligent Polymers

  Background

  In July 1997, Intelligent Polymers, a Bermuda corporation, was formed primarily to develop once-daily, controlled-release branded versions of selected drugs whose chemical patents and/or exclusivity periods had or were about to expire and which were marketed only in immediate-release form or in controlled-release form requiring multiple daily dosing.

  In September 1997, the Company concluded a development and license agreement (the "Development Contract") and a services agreement with Intelligent Polymers, whereby the Company would develop the designated products on Intelligent Polymers' behalf.

  In an initial public offering in October 1997, 3,737,500 units of Intelligent Polymers were sold to the public, resulting in net proceeds to Intelligent Polymers, after offering costs, of approximately $69,500,000. The proceeds of the offering were used by Intelligent Polymers to make payments to the Company under the Development Contract.

  For the period ended September 29, 2000, payments received by the Company from Intelligent Polymers pursuant to the Development Contract were $55,200,000 and the cost of providing those services to Intelligent Polymers was $35,200,000.

  The Company, as the holder of all of the issued and outstanding special shares of Intelligent Polymers, was entitled, at its sole discretion, to purchase all, but not less than all, of the outstanding common shares of Intelligent Polymers commencing on the closing date of the offering and ending on the earlier of September 30, 2002, or the 90th day after the date Intelligent Polymers provided the

  Company with quarterly financial statements showing cash or cash equivalents of less than $3,000,000. The purchase price calculated on a per share basis would have been as follows:

Purchase price $
Before October 1, 2000	39.06
On or after October 1, 2000 and on or before September 30, 2001	48.83
On or after October 1, 2001 and on or before September 30, 2002	61.04

  Description of acquisition

  On September 29, 2000, the Company sold all of its interest in and to the special shares of Intelligent Polymers to IPL Acquireco 2000 Ltd., a British Virgin Islands company ("IPL Acquireco"), in exchange for 12,000 non-voting common shares of IPL Acquireco, valued at $12,000. In addition, the Company invested $141,500,000 in non-voting Class A shares of IPL Acquireco. On the same date, IPL Acquireco, as holder of the special shares of Intelligent Polymers, consummated the purchase of all the issued and outstanding common shares of Intelligent Polymers and thereby Intelligent Polymers became a wholly-owned subsidiary of IPL Acquireco. As a result of IPL Acquireco's acquisition of Intelligent Polymers, certain provisions of the Development Contract were amended such that Intelligent Polymers took over the development of the designated products, including directly contracting with, and making payments to, third parties.

  The Company, as holder of all of the non-voting common shares of IPL Acquireco, was entitled, at its sole discretion, to purchase all of the voting common shares of IPL Acquireco at any time prior to October 1, 2002. IPL Acquireco had 6,500,000 voting common shares issued and outstanding.

  On December 29, 2000, the Company purchased all the voting common shares of IPL Acquireco for total consideration of $6,750,000. Contemporaneously with the acquisition of IPL Acquireco, the Company repaid the bank credit facility of Intelligent Polymers, which amounted to $56,616,000. Accordingly, the total consideration for the acquisition of IPL Acquireco, including the value of the Class A and special shares, was $204,878,000. The assets, liabilities and expenses of IPL Acquireco and Intelligent Polymers have been included in the Company's consolidated financial statements from December 29, 2000.

  Acquired research and development

  At the date of acquisition, the products under development were in various stages of completion, had not reached technological feasibility and had no known alternative uses, and were considered to be acquired research and development. The efforts required to develop the acquired research and development into commercially viable products include the completion of the development stages of the products, clinical-trial testing, FDA approval, and commercialization. The principal risks relating to the products in development are the outcomes of the formulation development, clinical studies and regulatory filings. At the date of acquisition, none of the products had been submitted for approval by the FDA. Since pharmaceutical products cannot be marketed without regulatory approvals, the Company will not receive any benefits unless regulatory approval is obtained. The acquired research and development is being amortized over an estimated useful life of five years.

  Biovail is continuing the development programs for the various products previously being developed for Intelligent Polymers. At December 31, 2002, three of these developmental programs (tramadol, metformin and buspirone) were in Phase III clinical trials and an NDA has been filed by GSK for another (bupropion HCl) as described in note 24 — Co-Promotion Arrangements.

  Intangible asset

  Intelligent Polymers had acquired as part of its development activities the rights to a cardiovascular product. This product right was included in the value of the net liabilities assumed of Intelligent Polymers. In 2001, the Company wrote off the net book value of the product right as described in note 15 — Write-Down of Assets.

  Cardizem®

  Description of acquisition

  On December 28, 2000, the Company acquired the North American rights to Cardizem® from Aventis Pharmaceuticals, Inc. and its affiliates ("Aventis"). Cardizem® is a leading calcium channel blocker prescribed for the treatment of hypertension and angina. The Company acquired all of the intangible assets associated with the products including the patents, regulatory files, trademarks, manufacturing know-how, copyrights and other intellectual property. The Company obtained the beneficial rights to and the interest in Cardizem® effective December 31, 2000 and obtained full legal rights and title on December 31, 2001, following the completion of the payments described below.

  The purchase price for Cardizem® was $409,500,000 in cash comprised of an initial payment of $239,500,000 and the balance of $170,000,000 payable equally over the four quarters of 2001. The remaining payments were present valued based on an imputed interest rate of approximately 8%, which was comparable to the Company's available borrowing rate as at the date of the transaction. Accordingly, the present value of the remaining payments was determined to be $161,828,000, resulting in a discount of $8,172,000. The total discounted purchase price was $406,070,000, including costs of acquisition of $4,742,000, and was allocated entirely to intangible assets. The intangible assets will be amortized over their estimated useful lives of twenty years.

  Manufacturing and transitional services agreements

  In connection with the acquisition, the Company entered into manufacturing and transitional services agreements with Aventis. The terms of these agreements are summarized as follows:

  Aventis will manufacture and package, or cause another party to manufacture and package, Cardizem® for sale by the Company. The term of the agreement is from January 1, 2001 to December 31, 2003, with a right to extend the term at the Company's option, subject to certain conditions, if by the end of the term the Company is unable to successfully manufacture Cardizem® on its own behalf, or is unable to reach an agreement with a second source supplier. In addition to the manufacturing supply price, the Company agreed to pay additional amounts under the manufacturing agreement of $5,000,000, $3,000,000 and $2,000,000 on January 2, 2001, 2002 and 2003, respectively, which are not directly attributable to any specified manufacturing volume and are incremental to the existing fair value supply price per unit.

  Aventis agreed to reimburse the Company the sum of $21,000,000 for transitional expenses incurred by the Company. During 2002 and 2001, the Company applied $4,331,000 and $11,275,000, respectively, of the sum to recompense the amounts paid under the manufacturing agreement, as described above, and the balance as a reimbursement of other incremental transitional costs incurred. The remaining $5,394,000 has been recorded in accrued liabilities and has been specifically allocated to the payment due January 2, 2003 under the manufacturing agreement and for other unconditional obligations assumed from Aventis at the time of the acquisition.

  DJ Pharma (renamed Biovail Pharmaceuticals, Inc.)

  Description of acquisition

  On October 6, 2000, the Company acquired DJ Pharma for $165,127,000, including costs of acquisition of $868,000 and the fair value of unvested DJ Pharma employee stock options. The total fair value of the unvested options granted to employees of DJ Pharma was determined to be $7,480,000, of which $1,759,000 was allocated to the purchase price, and $5,721,000 was allocated to deferred compensation, based on the ratios of the past and future service periods divided by the total service period, respectively. The assets, liabilities, revenue and expenses of DJ Pharma have been included in the Company's consolidated financial statements from October 6, 2000.

  DJ Pharma was organized to market and sell patented and branded generic prescription pharmaceutical products for the treatment of respiratory and allergy conditions, and for skin and soft tissue infections. DJ Pharma obtained the rights to certain products from Dura Pharmaceuticals, Inc. and one of its subsidiaries ("Dura"). The products obtained from Dura included a patented broad-spectrum antibiotic ("Keftab") used primarily for the treatment of respiratory and skin infections developed by Eli Lilly & Company ("Lilly"); a line of prescription cough, cold and allergy branded generic products ("Dura-Vent") developed by Dura; and a line of prescription cough, cold and allergy branded generic products ("Rondec") developed by Abbot Laboratories. DJ Pharma also had the exclusive rights to sell and market Schering Corporation's ("Schering") antibiotic Cedax in the United States. Cedax is an antibiotic indicated for the treatment of chronic bronchitis, middle ear infection and tonsillitis.

  DJ Pharma had an assembled workforce mainly involved in the sales and marketing of its products.

  Assembled workforce

  At the acquisition date, the Company obtained the services of approximately 300 DJ Pharma employees, consisting primarily of sales account managers and representatives. The assembled workforce was fair valued using a cost approach, and was estimated to have a useful life of six years.

  Effective January 1, 2002, the Company reclassified the net book value of the assembled workforce to goodwill.

  Product rights

  At the acquisition date, DJ Pharma had various purchase, licensing and supply agreements covering branded products and product families such as Keftab, Dura-Vent, Rondec and Cedax. These contracts provided the Company with a stream of identifiable benefits resulting from the sale of these products. Under the agreement with Dura, DJ Pharma obtained exclusive rights to Keftab, Dura-Vent and Rondec through to December 31, 2002, in return for payment of certain license fees based on a percentage of net sales, subject to annual minimums and maximums (the "Dura Agreement"). At the expiration of the Dura Agreement, DJ Pharma was to obtain Dura's rights to Dura-Vent worldwide, and its rights to Rondec and Keftab within the United States. Under the agreement with Schering, DJ Pharma obtained the co-exclusive right to market Cedax in the United States. At the termination of the agreement, all rights to the product revert to Schering. The products under the license agreements were valued using an income approach, based on the present value of the incremental revenue and corresponding cash flow that could be lost in the absence of these contracts. The discount rate used was an after-tax market-derived rate of 18%. The fair value of the Keftab, Dura-Vent and Rondec products was determined to be $96,500,000, with estimated useful lives of twenty years. The fair value of the Cedax product was determined to be $34,000,000, with an estimated useful life of ten years, based on the remaining term of the Schering agreement.

  On December 27, 2000, DJ Pharma and Dura agreed to amend certain provisions of the Dura Agreement, with the effect that the second closing date under the agreement was accelerated from December 31, 2002. Consequently, DJ Pharma obtained the ownership to the Dura-Vent and Rondec product lines, including the trademarks, regulatory history, formulations, manufacturing know-how and marketing information, and the assignment of Dura's license rights to the Keftab product line, as of the amendment date. In consideration, DJ Pharma agreed to make the maximum remaining license payments under the Dura Agreement and to settle the promissory note payable and the product acquisition notes payable to Dura plus accrued interest to the amendment date. The remaining maximum license payments amounted to $19,800,000 and have been capitalized to product rights, and the settlement of the principal plus interest due under the notes amounted to $28,100,000.

  In 2001, the Company recorded a write-down of the net book values of the Keftab and Dura-Vent product rights as described in note 15 — Write-Down of Assets.

  Deferred compensation

  DJ Pharma initiated an Executive Deferred Compensation Plan to provide certain employees with the opportunity to supplement their retirement income through the deferral of pre-tax income. The initial funding of the plan was through compensation deferrals by the plan participants. Those funds, totaling $8,268,000, were placed in trust and invested to purchase life insurance policies (recorded at the cash surrender value) in the names of each participant. The terms of the trust agreement state that the assets of the trust are available to satisfy the claims of general creditors of the company in the event of bankruptcy, thereby qualifying the trust as a rabbi trust for U.S. income tax purposes. The assets of the trust have been recorded in other assets with a corresponding amount recorded as a deferred compensation obligation in long-term obligations. Changes in the value of the assets held by the trust are recorded in net income each period, with a corresponding charge (or credit) to compensation expense, to reflect the fair value of the amount owed to the participants.

  Future income taxes

  At the acquisition date, the Company recognized a net future income tax liability of $32,892,000 for the tax consequences of differences between the assigned values and tax bases of DJ Pharma's acquired assets and liabilities, excluding goodwill.

  Fuisz (renamed Biovail Technologies Ltd.)

  Biovail acquired Fuisz on November 12, 1999. During 2000, Biovail paid $17,250,000 to settle a pre-acquisition contract of Fuisz. A $10,000,000 reserve for the settlement of the pre-acquisition contract was included in the determination of the net assets of Fuisz acquired. The settlement of the contract was a contingency that existed prior to the acquisition of Fuisz, and the amount of the reserve was based on the information available to Biovail at that time. Also during 2000, Biovail issued 27,000 additional common shares related to the acquisition of Fuisz with a fair value of $386,000. The excess of the cash settlement of the contract over the amount of the reserve and the issuance of the common shares resulted in a charge of $7,460,000 to net income in 2000.

  Effective January 4, 2000, Biovail entered into an agreement to sell all of the issued share capital of a subsidiary of Fuisz, Clonmel Healthcare Limited ("Clonmel"), a pharmaceutical and antibiotic manufacturer and distributor located in Ireland, for proceeds of $20,000,000. Biovail recognized no gain or loss on this transaction as Clonmel was included at its fair value in the determination of the net assets of Fuisz acquired.

  Effective January 1, 2000, on the adoption of CICA Handbook Section 3465, the Company recognized a net future tax liability of $57,656,000 for the tax consequences of differences between the assigned values and tax bases of Fuisz's acquired assets and liabilities, excluding goodwill, as at the acquisition date. In addition, the Company recognized tax benefits of $32,892,000 for available Fuisz U.S. tax loss carryforwards as at the acquisition date, resulting in a corresponding reduction in the value of Fuisz goodwill.

4.     CASH AND CASH EQUIVALENTS

	2002 $	2001 $
Cash and bank certificates of deposit	39,111	235,038
Money market funds and corporate debt securities	16,969	70,729
Canadian and U.S. government securities	—	129,124

	56,080	434,891

  The Company invests its excess cash in high quality (investment grade 'AA' or better) government and corporate debt securities.

5.     ACCOUNTS RECEIVABLE

	2002 $	2001 $
Trade (net of allowance for doubtful accounts of $3,440,000 and $7,085,000 at December 31, 2002 and 2001, respectively)	141,308	86,325
Royalties	30,104	6,313
Other	19,568	3,918

	190,980	96,556

  The Company performs ongoing credit evaluations of customers and generally does not require collateral. Allowances are maintained for potential credit losses. Four customers accounted for 53% of trade and royalties receivable at December 31, 2002, and three customers accounted for 51% of trade and royalties receivable at December 31, 2001. The Company believes that there is no unusual exposure associated with the collection of these receivables.

6.     INVENTORIES

	2002 $	2001 $
Raw materials	14,949	12,110
Work in process	11,901	5,818
Finished goods	26,197	20,578

	53,047	38,506

7.     LONG-TERM INVESTMENTS

	2002 $	2001 $
Ethypharm S.A.	67,802	—
DepoMed, Inc.	6,277	—
Other	5,245	2,355

	79,324	2,355

  Ethypharm S.A.

  On April 12, 2002, Biovail invested $67,802,000, including costs of acquisition, to acquire 9,794,118 common shares (15% of the issued and outstanding common shares) of Ethypharm S.A. ("Ethypharm"). In addition, Biovail obtained a three-year option to purchase up to 4,080,882 additional common shares of Ethypharm for $6.66 per share plus 10% per annum, compounded annually. To December 31, 2002, Biovail had not exercised its option.

  Biovail also licensed the marketing rights to six products from Ethypharm as described in note 25 — Research and Development Collaborations.

  DepoMed, Inc.

  On July 9, 2002, Biovail invested $13,675,000, including costs of acquisition, to acquire 2,465,878 newly issued common shares (15% of the issued and outstanding common shares) of DepoMed, Inc. ("DepoMed"). In addition, Biovail obtained a one-year option to purchase up to 821,959 additional common shares of DepoMed for $5.125 per share, subject to a termination provision if DepoMed's common stock price exceeds $6.50 per share for 20 out of 30 consecutive trading days any time after November 6, 2002. Biovail also obtained a three-year option to purchase additional common shares of DepoMed, in an amount sufficient for Biovail to increase its investment up to 20% of DepoMed's issued and outstanding common shares (calculated following the exercise of the option), for $5.00 per share plus 20% per annum, compounded monthly. To December 31, 2002, Biovail had not exercised its options.

  Biovail's initial investment was allocated between the value of common shares acquired of $12,344,000 and the value of the options to purchase additional common shares of $1,331,000. At December 31, 2002, the fair value of the common shares, based on the quoted market price, was $6,092,000 and the fair value of the options was $185,000. In 2002, Biovail recognized an other than temporary decline in the value of the investment of $7,398,000, as described in note 15 — Write-Down of Assets.

  Biovail also licensed the rights to manufacture and market a once-daily metformin HCl product as described in note 25 — Research and Development Collaborations.

8.     PROPERTY, PLANT AND EQUIPMENT

	2002		2001
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	10,477	—	7,357	—
Buildings	59,341	6,959	27,154	5,116
Machinery and equipment	62,736	16,920	43,225	14,168
Other equipment and leasehold improvements	42,401	14,292	37,603	10,474

	174,955	38,171	115,339	29,758

Less accumulated depreciation	38,171		29,758

	136,784		85,581

  At December 31, 2002 and 2001, the cost of property, plant and equipment included $54,365,000 and $24,701,000, respectively, of assets under construction, or awaiting FDA approval, and not available for productive use. Interest capitalized amounted to $513,000 and $1,089,000 in 2002 and 2001, respectively.

  Depreciation expense amounted to $9,794,000, $9,386,000 and $8,096,000 in 2002, 2001 and 2000, respectively.

9.     INTANGIBLE ASSETS

	2002		2001
	Cost $	Accumulated amortization $	Cost $	Accumulated amortization $
Brand names	596,223	47,794	406,070	20,932
Product rights	596,105	61,156	200,296	22,467
Acquired research and development	513,639	113,120	345,894	61,270
Core technology	18,885	2,385	11,185	1,639
Workforce	—	—	7,241	1,519

	1,724,852	224,455	970,686	107,827

Less accumulated amortization	224,455		107,827

	1,500,397		862,859

  Amortization expense amounted to $126,924,000, $93,669,000 and $19,830,000 in 2002, 2001 and 2000, respectively.

10.   OTHER ASSETS

	2002 $	2001 $
Deferred financing costs	17,348	4,300
Less accumulated amortization	3,536	1,260

	13,812	3,040
Zovirax distribution agreement	40,656	—
Loan receivable	30,000	—
Deferred compensation trust fund	5,681	6,520
Long-term receivable	4,554	4,554

	94,703	14,114

  Amortization expense related to deferred financing costs amounted to $2,267,000, $1,260,000 and $179,000 in 2002, 2001 and 2000, respectively.

  Zovirax distribution agreement

  In consideration for several amendments to the original terms of the Zovirax distribution agreement effective October 1, 2002, Biovail will pay GSK $11,500,000 per year in four annual instalments on March 31 of each year beginning in 2004. If approval of Wellbutrin XL is not granted by the FDA by September 30, 2003, the original terms specified in the distribution agreement will once again become effective. If approval of Wellbutrin XL is not granted by the FDA by December 31, 2003, Biovail will be required to repay GSK an aggregate amount equal to the value derived from the amended terms for the period from October 1, 2002 to September 30, 2003.

  The annual instalment payments were present valued using an imputed interest rate comparable to Biovail's available borrowing rate at the date of the transaction. Accordingly, the present value of the payments was determined to be $40,656,000, and the amount will be amortized over the period of benefit from the amended terms. The value derived from the amended terms for the period from October 1, 2002 to December 31, 2002 was recorded in deferred revenue at December 31, 2002 and will be amortized to revenue beginning when, and if, Wellbutrin XL is approved by the FDA.

  Loan receivable

  On November 13, 2002, in connection with a co-promotion agreement between Biovail and Reliant Pharmaceuticals, LLC ("Reliant"), as described in note 24 — Co-Promotion Arrangements, Biovail, together with certain of Reliant's existing lenders, established an $85,000,000 secured credit facility in favour of Reliant. Biovail has committed to fund up to $40,000,000 of the credit facility. The credit facility is available to Reliant, subject to certain financial and non-financial covenants, for general corporate purposes. The credit facility is secured by a first charge over certain property and assets of Reliant.

  Interest is calculated daily on the outstanding advances at U.S. prime plus a margin of 2% and is payable in arrears on the first day of each calendar quarter. Prior to March 31, 2005, Reliant may elect to accrue but not make cash payments of interest. Such accrued interest will be added to the principal amount of the outstanding advances at March 31, 2005.

  Reliant is entitled to prepay any or all of the outstanding advances at any time without penalty. Commencing March 31, 2005, Reliant is to begin repayment of the outstanding advances in eight equal quarterly instalments, with the final instalment due on December 31, 2006.

  At December 31, 2002, Biovail had advanced $30,000,000 to Reliant under the credit facility.

11.   ACCRUED LIABILITIES

	2002 $	2001 $
Product returns, rebates and chargebacks	42,976	27,945
Employee costs	12,690	9,708
Interest	9,512	2
Inventory	7,974	1,638
Cardizem® transitional expenses	5,394	9,725
Other	16,743	10,971

	95,289	59,989

12.   DEFERRED REVENUE

	2002 $	2001 $
Up-front research and development fees	13,000	33,289
Up-front licensing fees and other	21,559	14,022
Customer prepayments	3,588	2,819

	38,147	50,130
Less current portion	19,947	27,030

	18,200	23,100

  At December 31, 2001, up-front research and development fees included $11,500,000 of fees received from GSK related to the development of Wellbutrin XL, as described in note 24 — Co-Promotion Arrangements, and $6,689,000 of fees received from Pharma Tech. During 2002, these fees were recognized in research and development revenue.

13.   LONG-TERM OBLIGATIONS

	2002 $	2001 $
Senior Subordinated Notes	400,000	—
Unamortized discount	(2,646)	—

	397,354	—
Revolving term credit facility	110,000	—
Zovirax obligation	80,656	—
Wellbutrin® obligation	69,961	—
Vasotec® obligation	67,942	—
Adalat obligation	—	38,626
Deferred compensation	6,198	7,535

	732,111	46,161
Less current portion	122,590	12,592

	609,521	33,569

  Interest expense on long-term obligations amounted to $28,564,000, $20,195,000 and $3,059,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Interest expense in 2002 and 2001 included the amortization of the discounts on long-term obligations of $5,329,000 and $10,999,000, respectively.

  Senior Subordinated Notes

  Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued, under an indenture dated March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"). Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

  At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

  Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

  In June 2002, the Company entered into three interest rate swap contracts of aggregate $200,000,000 notional amount, which have been designated as a hedge of the Notes. The interest rate swaps effectively modify the Company's exposure to interest rate fluctuations by converting the interest payable on one-half of the fixed rate Notes to a floating rate. These transactions involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. Due to a decline in the benchmark LIBOR rates, the marked-to-market value of the interest rate swaps at December 31, 2002 was an unrecognized gain of $18,647,000.

  At December 31, 2002, the aggregate market value of the Notes, based on the quoted market price, was $402,000,000.

  Revolving term credit facility

  On December 27, 2000, the Company entered into a definitive agreement with The Bank of Nova Scotia (the "Bank") for a $300,000,000 Credit Facility. The Credit Facility was fully underwritten by the Bank in anticipation of syndication by the Bank to other financial institutions (collectively, the "Lenders"). Effective June 22, 2001, the Credit Facility was increased to $400,000,000 when the Bank and the Lenders committed to portions of the Credit Facility which, in aggregate, exceeded the original commitment. Effective July 25, 2002, the Credit Facility was further increased to $600,000,000. The Credit Facility is revolving in nature for a term of 364 days and may be extended at the request of the Company and at the sole discretion of the Lenders for additional periods of up to 364 days. Such an extension was requested by the Company and agreed to by the Lenders for the 364-day period ending December 25, 2003. If the Lenders elect not to further extend the revolving period of the Credit Facility, the Company may elect to convert amounts then outstanding to a non-revolving facility with a final maturity date two years from the then current revolving period maturity date. In this event, advances shall be repaid by equal quarterly instalments through the term period. Accordingly, the Credit Facility has been classified as a long-term obligation.

  Borrowings under the Credit Facility are secured by a charge over substantially all of the assets and undertakings, including intellectual property, of the Company. The credit agreement includes certain financial and non-financial covenants. The financial covenants require the Company to meet or exceed certain minimum thresholds for shareholders' equity and interest coverage, and not to exceed a maximum threshold in respect of the ratio of debt to earnings before interest, taxes, depreciation and amortization. Non-financial covenants include, but are not limited to, restrictions on investments and dispositions, as well as capital and debt restructuring activities, exceeding established thresholds. On a change in control, the holder of the Credit Facility has the right to require the Company to settle the entire Credit Facility, plus accrued and unpaid interest at the date of settlement.

  Borrowings may be by way of U.S. dollar, LIBOR or U.S. base rate advances or Canadian dollar prime rate or bankers' acceptance ("BA") advances or letters of credit. Interest is charged at the Bank's quoted rate plus a borrowing margin of 1.375% to 2% in the case of LIBOR and BA advances, and 0.375% to 1% in the case of base rate and prime rate advances, depending on the Company's credit rating at the time of such borrowing. The effective rates of interest at December 31, 2002 and 2001 were 3.74% and 3.25%, respectively.

  As at December 31, 2002, the Company had advances of $110,000,000 borrowed under the Credit Facility and a letter of credit of $93,170,000 issued under the Credit Facility. The Company had a remaining balance of $396,830,000 available to borrow under the Credit Facility.

  Zovirax obligation

  The obligation relates to the amendments to the Zovirax distribution agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payment related to the extension of the Zovirax distribution agreement of $40,000,000 is due on or before March 31, 2003. The remaining payments are payable annually in four gross instalments of $11,500,000 on March 31 of each year, beginning in 2004.

  Wellbutrin® obligation

  The obligation relates to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. The non-interest bearing obligation was discounted based on an imputed interest rate of 3.74%. The payments are payable quarterly in Canadian dollars beginning June 1, 2003 in the following gross annual U.S. dollar amounts: 2003 — $53,562,000; and 2004 — $18,509,000.

  Vasotec® obligation

  The obligation reflects the minimum fixed royalty payments assumed on the acquisition of Vasotec® and Vaseretic®. The non-interest bearing obligation was discounted based on an imputed interest rate of 5.75%. The Company has made the first two payments of $17,240,000 each. The remaining payments are payable semi-annually, on April 1 and October 1 of each year, in the following gross annual amounts: 2003 — $25,782,000; 2004 — $19,747,000; 2005 — $15,256,000; and 2006 — $14,011,000.

  Adalat obligation

  The obligation reflected the minimum license payments payable under the Adalat Agreement. The non-interest bearing obligation was discounted based on an imputed interest rate of approximately 8%. In December 2002, the Company wrote off the remaining Adalat obligation as described in note 15 — Write-Down of Assets.

  Maturities

  Aggregate maturities of long-term obligations for the years ending December 31 are as follows:

$
2003	122,590
2004	46,034
2005	124,428
2006	24,361
2007	11,146
Thereafter	403,552

732,111

14.   SHAREHOLDERS' EQUITY

  Authorized and issued shares

  The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had 158,120,144 and 157,496,407 issued and outstanding common shares at December 31, 2002 and 2001, respectively.

  Share offerings

  In November 2001, the Company completed a share offering by issuing 12,500,000 common shares for gross proceeds of $587,500,000 less issue costs of $27,454,000.

  In March 2000, concurrent with the offering of 6.75% Convertible Subordinated Preferred Equivalent Debentures due March 31, 2025 ("Debentures"), the Company completed a share offering by issuing 4,000,000 common shares for gross proceeds of $101,125,000 less issue costs of $5,782,000.

  Stock repurchase programs

  In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to 5% of its issued and outstanding common shares. In May 2002, the Board of Directors increased the amount to 10% of the Company's issued and outstanding common shares. An aggregate of 12,872,300 common shares were repurchased under this program, through open market transactions on the NYSE and TSX, at an average purchase price of $39.08 per share, for total consideration of $503,100,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $388,204,000, was charged to deficit. The program was terminated with no further common shares repurchased.

  In September 2001, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. In total, 2,871,200 common shares were repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $41.79 per share, for total consideration of $119,987,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $105,633,000, was charged to retained earnings.

  Stock Option Plan

  Under the Company's Stock Option Plan, as amended (the "Plan"), the Company may grant to directors, officers, employees, consultants and advisors options to purchase common shares of the Company. The purpose of the Plan is to provide long-term incentives and rewards to the Company's directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration stock splits, shall not exceed 28,000,000 common shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of the Company, may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the common shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

  The options' vesting terms vary based on the type of options. Management options granted prior to January 1, 1999 vest as to one-third each year commencing on the first anniversary of the grant and will expire on a date not later than five years from the date of the grant.

  Options granted after January 1, 1999 vest as follows: executive options vest pursuant to the terms and conditions of the employment agreement; special options vest on the second anniversary date of the grant; management options vest as to one-fourth each year commencing on March 1st and expire not later than seven years from the date of the grant.

  The following table summarizes the Company's stock option activity for the three years ended December 31, 2002:

	Options (000s)	Weighted average exercise price $
Outstanding balance, December 31, 1999	10,447	10.81
Granted	2,345	27.06
Exercised	(2,436)	5.79
Forfeited	(307)	18.29

Outstanding balance, December 31, 2000	10,049	15.58
Granted	314	43.03
Exercised	(2,906)	9.92
Forfeited	(1,204)	17.69

Outstanding balance, December 31, 2001	6,253	18.53
Granted	2,068	36.84
Exercised	(2,197)	8.71
Forfeited	(199)	28.48

Outstanding balance, December 31, 2002	5,925	28.23

Weighted average fair value of stock options granted during the period		13.58

  The following table summarizes information about options outstanding at December 31, 2002:

Range of exercise prices $	Outstanding (000s)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Exercisable (000s)	Weighted average exercise price $
0.81 — 3.52(i)	138	7.0	3.05	93	2.89
7.59 — 10.50	601	1.1	9.35	601	9.35
12.77 — 17.50	206	2.0	17.37	206	17.37
22.50 — 31.00	2,887	4.2	25.59	1,883	23.10
36.00 — 45.00	2,093	4.4	40.01	741	38.94

	5,925	4.0	28.23	3,524	23.22

  (i)
  These options represent the converted DJ Pharma unvested employee stock options pursuant to the merger agreement as described in note 3 — Acquisitions.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method. The following table presents the Company's pro forma net income attributable to common shareholders and earnings per share as if the fair value-based method had been applied to all stock options granted.

	2002 $	2001 $	2000 $
Net income attributable to common shareholders as reported	207,553	85,553	81,163
Total stock-based compensation expense determined under fair value-based method	14,254	12,216	16,680

Pro forma net income attributable to common shareholders	193,299	73,337	64,483

Basic earnings per share
As reported	1.37	0.62	0.63
Pro forma	1.27	0.54	0.50
Diluted earnings per share
As reported	1.29	0.57	0.57
Pro forma	1.20	0.49	0.45

  The fair values of all stock options granted during 2002, 2001 and 2000 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected option life (years)	3.8	4.0	4.2
Volatility	46.8%	36.9%	41.1%
Risk-free interest rate	4.5%	5.2%	5.8%

  The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Employee Stock Purchase Plan

  The Company's Employee Stock Purchase Plan ("EPP") was approved by the shareholders at the Special Shareholders' Meeting held on January 1, 1996 and was established in 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in the share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP, taking into consideration stock splits, shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue directly from treasury or purchase shares in the market from time to time to satisfy the obligations under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or remuneration to be received during any purchase period. The purchase price shall be 90% of the fair market value per share of stock on the date on which the eligible period ends.

  Executive Stock Purchase Plan

  In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. The loans are full recourse and are secured by the common shares purchased pursuant to the loans and bear interest at a rate equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earlier of: (a) September 30, 2003; (b) 30 days following the termination or cessation of the executive officer's employment with the Company; or (c) where the executive officer disposes of common shares of the Company with a value equal to, or greater than, the loan.

  Warrants outstanding

  In October 1997, Intelligent Polymers completed a public offering of 3,737,500 units. Each unit comprised one common share of Intelligent Polymers and one warrant to purchase four post-split common shares of the Company. On September 30, 1999, the units separated and Intelligent Polymers' common shares and the Company's warrants traded independently of each other. The warrants were exercisable at a per share price of $10.00 from October 1, 1999 until September 30, 2002.

  During 2002, substantially all of the remaining outstanding warrants were exercised, resulting in the issue of 11,282,284 common shares, on the exercise of 2,820,571 warrants, for proceeds of $112,823,000. On September 30, 2002, any remaining warrants expired.

  During 2001, the Company issued 27,600 common shares, on the exercise of 6,900 warrants, for proceeds of $276,000. In addition, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 758,300 warrants to purchase 3,033,200 common shares. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders approximately $2 per warrant exercised. In aggregate, the Company received proceeds of $28,817,000 net of the inducement cost of $1,515,000.

  During 2000, the Company issued 601,000 common shares, on the exercise of 150,250 warrants, for proceeds of $6,010,000.

15.   WRITE-DOWN OF ASSETS

  In 2002, the Company recorded a $31,944,000 non-cash charge related to the write-down of the following assets:

  As a result of the settlement reached between Biovail, Elan and the FTC with respect to the introduction of bioequivalent versions of Adalat CC, the licensing and supply agreements between Biovail and Elan were terminated. The FTC consent order effectively nullifies Biovail's long-term obligation to make the minimum license payments to Elan under the Adalat Agreement. Biovail has been in negotiations to have Elan reacquire the rights to its bioequivalent versions of Adalat CC that had been sold to Biovail. As there has been no meaningful progress to these negotiations, and as Biovail is unable to ascertain the eventual outcome of these negotiations, in December 2002 Biovail determined that the net book value of the Adalat product rights of $55,787,000, net of the corresponding long-term obligation to Elan of $33,381,000, should be written off. The Company recorded a related non-cash charge of $22,406,000.

  During 2002, the Company recorded unrealized holding losses on its investment in DepoMed and other investments of $7,398,000 and $676,000, respectively, and recorded other asset write-downs of $1,464,000.

  In 2001, the Company recorded an $80,482,000 non-cash charge related to the write-down of the following assets:

  On March 7, 2001, Lilly announced a voluntary recall of Keftab tablets due to problems with the product's stability. Lilly is under contract with the Company to manufacture and supply the product to the Company for marketing in the United States. At December 31, 2001, the product's manufacturing problems had yet to be resolved by Lilly. The supply interruption has resulted in a deterioration of customer awareness of the product, which would require substantial promotional efforts to restore when, and if, the product were to be re-launched. Due to these conditions that existed at December 31, 2001, the Company determined that the Keftab product right had been permanently impaired and the net book value should be written down to the estimated recoverable value of $10,000,000. The Company recorded a related non-cash charge of $54,565,000.

  The Company believes Lilly is responsible for manufacturing and supplying acceptable products to Biovail, as well as for the cost of the recall. In this regard, the Company commenced a legal action against Lilly in which Biovail is seeking damages as a result of Lilly's voluntary recall of Keftab as described in note 23 — Legal Proceedings.

  In November 2000, the FDA requested a voluntary recall of products containing phenylpropanolamine ("PPA"). The Company immediately stopped shipments of its Dura-Vent products containing PPA and initiated a recall of these products from wholesalers and pharmacies. During 2001, the Company experienced supply interruptions resulting from manufacturing issues associated with its remaining Dura-Vent products that did not contain PPA. Dura-Vent is manufactured and supplied to the Company by a third party. These supply interruptions have caused the Company's revenue and gross margin for the remaining Dura-Vent products to significantly deteriorate. The Company evaluated the current and forecasted market share for the products and determined that the Dura-Vent product right had been permanently impaired and the net book value should be written off. The Company recorded a related non-cash charge of $18,966,000.

  During 2001, the Company determined that the intangible asset associated with the acquisition of Intelligent Polymers was no longer necessary to its development efforts and the net book value of the intangible asset should be written off. The Company recorded a related non-cash charge of $4,000,000.

  During 2001, the Company recorded other asset write-downs and an unrealized holding loss on other investments of $2,951,000.

16.   PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

  In March 2000, the Company repurchased all of its outstanding 10 7/8% U.S. Dollar Senior Notes due November 15, 2005 ("Senior Notes") at a redemption price of 112.820% of the principal amount, plus accrued interest. The aggregate consideration paid to repurchase the Senior Notes was $141,017,000. The $16,017,000 premium paid, together with the unamortized deferred financing costs related to the Senior Notes, were classified as premium paid on early extinguishment of U.S. Dollar Senior Notes.

17.   INCOME TAXES

  The components of the provision for (recovery of) income taxes are as follows:

	2002 $	2001 $	2000 $
Current
Domestic	1,250	3,670	800
Foreign	20,250	10,165	4,810

	21,500	13,835	5,610
Future
Domestic	—	—	—
Foreign	(9,771)	(39,833)	185

	(9,771)	(39,833)	185

	11,729	(25,998)	5,795

  The reported provision for (recovery of) income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate to income before provision for (recovery of) income taxes. The reasons for this difference and the related tax effects are as follows:

	2002 $	2001 $	2000 $
Income before provision for (recovery of) income taxes	219,282	97,992	115,248
Expected Canadian statutory rate	39.42%	42.12%	44.39%

Expected provision for income taxes	86,441	41,274	51,159
Non-deductible amount
Amortization expense	43,942	33,309	914
Foreign tax rate differences	(133,068)	(102,386)	(58,615)
Unrecognized income tax benefit of losses	10,738	—	10,977
Other	3,676	1,805	1,360

	11,729	(25,998)	5,795

  The Company has provided for foreign withholding taxes on the portion of undistributed earnings of foreign subsidiaries expected to be remitted.

  Future income taxes have been provided on the following temporary differences:

	2002 $	2001 $
Future tax assets
Tax loss carryforwards	68,639	40,315
Scientific Research and Experimental Development pool	17,544	13,881
Investment tax credits	15,948	12,802
Deferred financing and share issue costs	15,573	19,602
Reserves	14,601	4,372
Plant, equipment and technology	4,819	4,547
Intangible assets	—	2,889
Other	3,378	4,062

Total future tax assets	140,502	102,470
Less valuation allowance	(75,255)	(59,999)

Net future tax assets	65,247	42,471

Future tax liabilities
Intangible assets	63,250	54,671
Other	1,997	—

Total future tax liabilities	65,247	54,671

Net future income taxes	—	12,200

  Effective January 1, 2000, on the adoption of CICA Handbook Section 3062, the Company reclassified $2,429,000 of future tax liabilities to goodwill.

  The realization of future tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the future tax assets that the Company determined is more likely than not to be unrealized based on estimated future taxable income and tax planning strategies. During 2002 and 2001, the valuation allowance increased by $15,256,000 and $16,749,000, respectively. The increase in the valuation allowance is mainly related to accumulated tax losses and tax credit carryforwards.

  At December 31, 2002, the Company has accumulated tax losses for federal and provincial purposes in Canada, and for federal and state purposes in the United States. The Company also has unclaimed Canadian investment tax credits. The losses and investment tax credits can be used to offset future years' taxable income and federal tax, respectively. There may be limitations on the annual utilization of the U.S. net operating losses as a result of certain changes in ownership that have occurred. The tax losses and investment tax credits expire as follows:

	Tax losses
	Canada
	Federal $	Provincial $	United States $	Investment tax credits $
2003	—	—	—	400
2004	—	2,600	—	500
2005	—	7,600	—	1,100
2006	500	2,800	—	1,100
2007	—	—	4,300	1,400
2008	23,200	27,100	6,100	3,000
2009	8,800	8,800	6,700	400
2010	—	—	3,100	2,600
2011	—	—	16,400	2,600
2012	—	—	15,500	2,800
2018	—	—	22,100	—
2019	—	—	13,500	—
2020	—	—	100	—
2021	—	—	41,600	—
2022	—	—	18,500	—

	32,500	48,900	147,900	15,900

  In addition, the Company has pooled Scientific Research and Experimental Development expenditures amounting to approximately $58,200,000 available to offset against future years' taxable income from its Canadian operations, which may be carried forward indefinitely.

18.   DEBT CONVERSION PREMIUMS

  The Company issued, under an indenture dated March 22, 2000, 6,000,000 Debentures for gross proceeds of $300,000,000. After deducting financing costs of $11,228,000, the net proceeds from the issue amounted to $288,772,000. At the holders' option, the Debentures were convertible at any time into common shares of the Company at $30.337 per common share. The value of the Debentures comprised the holder conversion option and the interest and principal components. The value ascribed to the option component was determined using the residual method after calculating the amount attributable to the interest and principal components, which were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued. The present value of the interest and principal components amounted to $256,494,000, resulting in a value of $43,506,000 being ascribed to the holder conversion option. The present value of the interest and principal components was being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003, and was included in the determination of net income attributable to common shareholders. The value of the principal component was net of financing costs.

  During 2001, the Company entered into privately negotiated agreements with certain holders of the Debentures. These agreements provided for the issuance of 6,278,663 common shares to those certain Debenture holders upon their surrender of $173,845,000 aggregate face value of outstanding Debentures. The Company recorded the market value of the additional shares issued in excess of the number of shares that would have been issued under the terms of the conversion ratio provided for in the Indenture as follows: the portion related to the interest and principal components of the Debentures as a $6,200,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $17,482,000 charge to retained earnings. The Company recorded an increase to common shares of $206,076,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $182,394,000. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $187,651,000 and the unpaid accrued interest to the date of surrender of $1,250,000, reduced by the proportionate financing costs of $6,507,000.

  In October 2001, the Company announced its intention to exercise its option to redeem the remaining $126,140,000 aggregate face value of Debentures on November 27, 2001. Prior to the redemption date, substantially all of the remaining Debentures were converted into 4,154,564 common shares of the Company. The Company recorded the aggregate amount of interest that would have been paid on the Debentures from the redemption date to March 31, 2003 of $11,241,000 as follows: the portion related to the interest and principal components of the Debentures as a $3,801,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $7,440,000 charge to retained earnings. The Company recorded an increase to common shares of $133,619,000, which represented the carrying value of the Debentures converted prior to the redemption date. The carrying value of the Debentures comprised the holder conversion option and the interest and principal components of the Debentures of $138,340,000, reduced by the proportionate financing costs of $4,721,000. Debentures of $108,000 aggregate face value were redeemed for cash on the redemption date.

  Interest on the Debentures comprised interest expense of $14,862,000 and $15,750,000 in 2001 and 2000, respectively, and the accretion of the principal and interest components of $13,574,000 and $12,540,000 in 2001 and 2000, respectively.

19.   EARNINGS PER SHARE

  Earnings per share were computed as follows:

	2002	2001	2000
Net income attributable to common shareholders	$207,553	$85,553	$81,163

Basic weighted average number of common shares outstanding (000s)	151,960	136,928	128,824
Dilutive effect of warrants (000s)	5,992	10,183	9,657
Dilutive effect of stock options (000s)	2,511	3,579	5,031

Diluted weighted average number of common shares outstanding (000s)	160,463	150,690	143,512

Basic earnings per share	$1.37	$0.62	$0.63
Diluted earnings per share	$1.29	$0.57	$0.57

  For 2001 and 2000, the Debentures were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

20.   OPERATING LEASES

  The Company enters into operating leases for certain facilities, vehicles and equipment. Lease payments were approximately $5,000,000, $5,200,000 and $4,800,000 in 2002, 2001 and 2000, respectively.

  Future minimum annual lease payments under operating leases for the years ending December 31 are as follows:

$
2003	6,667
2004	5,820
2005	4,835
2006	2,700
2007	1,346
Thereafter	1,107

21.   CASH FLOW INFORMATION

  Net change in non-cash operating items

	2002 $	2001 $	2000 $
Accounts receivable	(93,241)	4,778	(35,950)
Inventories	(14,643)	(14,341)	(3,886)
Deposits and prepaid expenses	(12,265)	(1,296)	(1,673)
Accounts payable	35,717	1,138	(5,432)
Accrued liabilities	36,863	24,489	(9,840)
Income taxes payable	17,618	10,649	3,779
Deferred revenue	(11,984)	(4,103)	5,772

	(41,935)	21,314	(47,230)

  Non-cash investing and financing activities

	2002 $	2001 $	2000 $
Long-term obligation related to the acquisition of Vasotec® and Vaseretic®	(99,620)	—	—
Long-term obligation related to the amendments to the Zovirax distribution agreement	(80,656)	—	—
Long-term obligation related to the acquisition of Wellbutrin® and Zyban®	(69,921)	—	—
Issuance of common shares on the surrender and redemption of Debentures	—	(316,013)	—
Long-term obligation related to the acquisition of Cardizem®	—	—	(161,828)
Accrued acquisition costs related to Cardizem®	—	—	(4,000)
Long-term obligation related to the Adalat Agreement	—	—	(58,090)

	(250,197)	(316,013)	(223,918)

  Cash paid during the year

	2002 $	2001 $	2000 $
Interest paid	14,899	22,837	20,546
Income taxes paid	5,063	4,380	1,889
Debt conversion premium paid	—	11,241	—

22.   RELATED PARTY TRANSACTIONS

  In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on comparable market prices for the aircraft at the time of acquisition.

  In March 2001, the Company loaned $600,000 to one of its executive officers. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

23.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal proceedings, which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of Abbreviated New Drug Applications ("ANDA"). The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  At different times in early 1998, the Company was sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

  On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

  In February 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. Discovery is currently underway for this action; however, a timeline for a trial has not yet been established. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

  Biovail commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply of generic Verelan SR obligations to the Company. This legal proceeding was completed in January 2003. Biovail was successful in the action and was awarded judgment and interest.

  The Company commenced an action against Lilly in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly had forced a recall of the product because it has been unable to supply a stable product. In March 2003, Biovail settled its action with Lilly and received compensation for lost margin on Keftab sales and expenses incurred with respect to the Keftab recall.

  The net recovery from the settlement of the Mylan and Lilly actions was $24,755,000 plus interest.

  In February 2002, a plaintiff commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Dura-Vent, a product containing PPA and formerly marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended. This case has been currently stayed.

  Several consumer class action Complaints have been filed against the Company in which plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has filed an Answer denying any impropriety or illegality. The Company believes that the complaints are without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA since a generic version of Tiazac® did not receive FDA approval for a long period of time following the removal of all legal or regulatory impediments by the Company. Indeed, that product's failure to receive timely approval was due to its own scientific issues unrelated to any regulatory action taken by the Company. The Company will vigorously defend these actions. One such action has been voluntarily discontinued.

  Several consumer class action suits have recently been commenced jointly against Biovail and Elan and against Teva Pharmaceuticals USA, Inc. ("Teva") relating to an agreement between a Biovail subsidiary and Elan for Biovail's in-licensing of Adalat CC products from Elan. The agreement in question has since been dissolved as a result of a settlement agreement with the FTC. Biovail will vigorously defend these suits in due course. Biovail believes these suits are without merit, since the delay in the marketing or out-licensing of the Adalat CC product was due to the Company's inability to manufacture the product pursuant to prescribed specifications and not because of any improper activity on its part.

  RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

  A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in October 2001, in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

  A Certificate of Non-Infringement was served by Torpharm on BLI in July 2002 in respect of Torpharm's filed ANDA for a generic version of Tiazac® as marketed in the United States. BLI has made a determination that Torpharm's formulation infringes BLI's Tiazac® patent and has therefore instituted a patent infringement suit against Torpharm, pursuant to the provisions of the Hatch-Waxman Act. As a result of BLI's suit, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court order of non-infringement or patent invalidity, or a court decision to abbreviate the 30-month stay.

  On November 22, 2002, the Company filed an action against Verum Pharmaceuticals Inc. ("Verum") and a number of its officers and employees seeking injunctive relief and damages to enjoin these Defendants from illegally and unfairly competing with Biovail in violation of the Computer Fraud and Abuse Act, 18 U.S.C. § 1030, and Defendants' contractual, statutory and common law obligations. On February 14, 2003 the Court granted the Company's injunctive motion and ordered Defendants to cease their employment with Verum and further ordered Verum to cease its operations. The Company intends to pursue its action for damages against Verum and the personal defendants.

  Glaxo Group Limited and the Company entered into a Rights Agreement, dated December 1, 2002, wherein the Company acquired the exclusive marketing rights to Zyban® and Wellbutrin® SR in Canada. Novopharm Limited ("Novopharm") has filed an ANDS in Canada, seeking approval of a generic version of Wellbutrin® SR. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, Novopharm has alleged to Health Canada that Canadian Patent Nos. 1,321,754, 2,142,320 and 2,168,364 are invalid and, alternatively, that they would not be infringed by the sale in Canada of Novopharm's generic version of Wellbutrin® SR. Novopharm served a Notice of Allegation on GlaxoSmithKline Inc. ("Glaxo") on February 18, 2003. The Company has the exclusive right to institute, and have carriage of, patent infringement proceedings and has determined that it will pursue a Notice of Application proceeding against Novopharm. Until the legal proceedings are concluded, or until the expiry of 24 months after March 31, 2003, the date of the Notice, whichever is earlier, no Notice of Compliance will be issued to Novopharm.

  A Certificate of Non-Infringement was served by KV Pharmaceutical Company ("KV") on BLI in March 2003, in respect of KV's filed ANDA for a generic version of Tiazac® 420 mg, exclusively, as marketed in the United States. The Company is currently assessing the Certificate to determine whether there is infringement. In the event the Company concludes that KV's formulation infringes the Company's patents, a patent infringement suit will be commenced pursuant to the provisions of the Hatch-Waxman Act.

24.   CO-PROMOTION ARRANGEMENTS

  In November 2002, Biovail and Reliant entered into an agreement to co-promote Biovail's Zovirax, Teveten®, Teveten® HCT, Rondec, Cedax and, on approval by the FDA, Cardizem® LA products. Biovail and Reliant will detail the products to physicians in the United States during the period from October 1, 2002 to December 31, 2005. In addition, Biovail will spend a minimum prescribed amount on advertising and sales promotion of the products. In consideration of Reliant's co-promotion activities under the agreement, Biovail will pay Reliant a tiered co-promotion fee based on a percentage of the quarterly net sales of the portfolio of products covered by the agreement.

  Commencing on June 30, 2003, each of Biovail and Reliant has the right to terminate the agreement for any reason. In the event that either party terminates the agreement, Biovail may elect to either pay Reliant a termination fee, as defined in the agreement, or continue to pay Reliant co-promotion fees on sales of the products through to December 31, 2008. In the event that Biovail elects to continue to pay Reliant co-promotion fees, Reliant may elect to terminate the payment of the co-promotion fees on the withdrawal from the market or sale of any of the products, in which case Biovail will pay Reliant the termination fee. The agreement expires on December 31, 2008.

  In October 2001, Biovail and GSK entered into a development and co-promotion agreement for Wellbutrin XL. Under the terms of the agreement, Biovail has licensed Wellbutrin XL to GSK for sale and distribution on a worldwide basis, excluding Canada. Biovail and GSK will collaborate to direct regulatory and scientific development to seek regulatory approval of Wellbutrin XL. In August 2002, GSK filed an NDA for Wellbutrin XL with the FDA. When, and if, FDA approval is received, Biovail will manufacture and supply Wellbutrin XL to GSK for a share of the revenue generated by future sales of Wellbutrin XL. GSK and Biovail will co-promote

  Wellbutrin SR in the United States and Biovail will have the option to co-promote Wellbutrin XL in the United States when, and if, FDA approval is received.

  In consideration for the activities undertaken by Biovail under the agreement, GSK committed to pay Biovail up to $61,500,000 in six quarterly increments. The first increment of $11,500,000, related to the development of Wellbutrin XL, was recorded in deferred revenue at December 31, 2001. During 2002, Biovail completed the development of Wellbutrin XL and recognized the first increment in research and development revenue. During 2002, Biovail received four of the remaining quarterly increments, of $10,000,000 each, for the co-promotion of Wellbutrin SR. The receipt of the last quarterly increment of up to $10,000,000 is dependent on Biovail performing prescribed detailing activity related to the co-promotion of Wellbutrin SR, and the amount will be determined based on a percentage of net sales of Wellbutrin SR in the United States during the first quarter of 2003.

  Either Biovail or GSK may, at its option, terminate the agreement subject to certain conditions. On termination of the agreement, each party may retain any amounts paid to them, and shall pay to each other all amounts accrued which are then due. GSK will not be obligated to pay the last quarterly increment if the termination of the agreement becomes effective during the first quarter of 2003. All rights to Wellbutrin XL granted to GSK will revert to Biovail, and GSK will permit access to all regulatory data and information related to Wellbutrin and bupropion HCl, as appropriate, for the sole purpose of enabling Biovail to obtain regulatory approval for Wellbutrin XL.

25.   RESEARCH AND DEVELOPMENT COLLABORATIONS

  In the ordinary course of business, the Company enters into research and development collaborations with third parties to provide formulation and other services for its products under development. These collaborations target the Company's therapeutic areas of focus — cardiovascular (including Type II diabetes), pain management, central nervous system and niche opportunities, and typically include formulation and product development services being rendered by the developer. The developer may utilize its own technology, and, in other cases, the Company will allow access to its technology for the formulation and development of the product(s). In some cases, the Company has an ownership interest or an option to take an ownership position in the developer. In no case is the Company responsible for any of the developers' third party liabilities, nor has the Company guaranteed any debts, nor is the Company required under any circumstances to exercise any of its options.

  These third party developers are typically compensated on the basis of fees for service, milestone payments or royalty payments from the future sales of the products under development, or some combination of these bases. In addition, in the ordinary course of business, the Company may enter into research and development collaborations with third parties whereby the Company may provide contract research, formulation development and other services to those third parties. The Company is typically compensated on the basis of fees for service, milestone payments, royalties from future sales of the product(s) or co-promotion revenue, or some combination of these bases.

  In July 2002, Biovail licensed from DepoMed the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("metformin GR"). The license confers to Biovail the right to market metformin GR in the United States and Canada. DepoMed will be responsible for completing the clinical development program in support of metformin GR and, subject to approval by the FDA, Biovail will pay to DepoMed a $25,000,000 milestone fee, as well as royalties on the net sales of the product in the United States and Canada.

  In May 2002, Biovail entered into an agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM™ technology, Biovail and Merck will conduct the development program and, subject to approval by the FDA, Biovail will manufacture and supply this new dosage format to Merck for commercialization. Biovail is entitled to receive a milestone payment on regulatory approval of $250,000, as well as royalties on the net sales of the new dosage format.

  In April 2002, Biovail licensed the marketing rights to six products from Ethypharm for commercialization in the United States, Canada and Mexico. Biovail is obligated to pay Ethypharm up to $61,000,000 in milestone payments on the first regulatory approval of the products within the United States, Canada or Mexico, as well as royalties on the net sales of the products. Biovail has also entered into a cross-license agreement with Ethypharm, whereby the two companies grant to each other non-exclusive licenses to use Biovail's CEFORM™ technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products. To December 31, 2002, Biovail had made no milestone payments to Ethypharm.

  In January 2002, the Company acquired the exclusive marketing rights to FIBROSTAT from Procyon Biopharma Inc ("Procyon"). FIBROSTAT is a topical therapeutic for scar management. The Company will pay aggregate fees of approximately $5,100,000 to Procyon for the development of FIBROSTAT, subject to the attainment of certain milestones. On approval and commercialization of

  FIBROSTAT in the United States, the Company will pay a licensing fee to Procyon of approximately $3,100,000, as well as royalties based on a percentage of net sales of FIBROSTAT. To December 31, 2002, Biovail had paid no fees to Procyon.

  In December 1998, the Company entered into an agreement with H. Lundbeck A/S ("Lundbeck"), for the formulation, development, manufacture and supply of a novel, controlled-release formulation of the anti-depressant citalopram. Under the terms of the agreement, Lundbeck paid the Company product development fees in an aggregate amount of $8,500,000, subject to certain milestones. In 2001, the Company completed the services in respect to the final milestone and received the remaining $2,000,000 product development fee from Lundbeck. The Company received a product development fee of $1,000,000 in 2000.

26.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

  In 2002, the Company, after reviewing the way that management assesses performance and makes resource decisions, determined that it operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

  Geographic information

	Revenue(i)			Long-lived assets(ii)
	2002 $	2001 $	2000 $	2002 $	2001 $	2000 $
Canada	62,848	44,705	21,110	75,872	44,139	39,050
United States and Puerto Rico	713,615	528,722	226,559	382,457	354,692	429,222
Barbados and other Caribbean	9,533	3,448	55,511	1,351,042	663,995	729,652
Other countries	2,029	6,388	8,277	27,340	1,249	140

	788,025	583,263	311,457	1,836,711	1,064,075	1,198,064

  (i)
  Revenue is attributed to countries based on the location of the customer.

  (ii)
  Consists of property, plant and equipment, goodwill, intangible and other assets, net of depreciation and amortization. Property, plant and equipment are attributed to countries based on their physical location, goodwill is attributed to countries based on the location of the related acquired business, and intangible and other assets are attributed to countries based on ownership rights.

  Major customers

  The following table identifies external customers accounting for 10% or more of the Company's total revenue:

	Percentage of total revenue
	2002%	2001%	2000%
Customer A	12	16	30
Customer B	23	31	30
Customer C	11	9	5
Customer D	—	—	18

27.   COMPARATIVE FIGURES

  Prior to 2002, the Company included co-promotion revenue as a component of product sales. In 2002, the Company reclassified co-promotion revenue from product sales to co-promotion, royalty and licensing. The reclassification of $15,984,000 and $7,992,000 of co-promotion revenue for 2001 and 2000, respectively, to conform to the presentation adopted in 2002, did not change total revenue as previously reported.

  Prior to 2001, the Company included amortization expense as a component of cost of goods sold, research and development expenses, and selling, general and administrative expenses. In 2001, the Company decided to present amortization expense as an individual line item within operating expenses. The reclassification of $16,228,000 of amortization expense for 2000, to conform to the presentation adopted in 2001, did not change total operating expenses or net operating loss as previously reported.

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BIOVAIL CORPORATION 2002 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES TABLE OF CONTENTS
BIOVAIL CORPORATION 2002 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES LETTER TO SHAREHOLDERS
BIOVAIL CORPORATION 2002 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES MANAGEMENT REPORT
BIOVAIL CORPORATION 2002 ANNUAL REPORT FOR CANADIAN REGULATORY PURPOSES
AUDITORS' REPORT
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars, except per share data)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with Canadian generally accepted accounting principles (All dollar amounts expressed in thousands of U.S. dollars)